                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                         AERO SYSTEMS ENGINEERING, INC.
                            (Name of Subject Issuer)


                          COMMON STOCK, PAR VALUE $0.20
                         (Title of Class of Securities)

                                   007692 10 6
                                 (CUSIP Number)


                                 Per Erlandsson
                    Senior Vice President and General Counsel
                                     SAAB AB
                               SE-581 88 Linkoping
                                     Sweden
                                011-46-13-18-0000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 25, 2001
              (Date of Event which Requires Filing this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                                  (Page 1 of 9)

--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Saab AB (publ)
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(e) or 2(f)                                               [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Sweden
--------------------------------------------------------------------------------
       NUMBER OF          7.   SOLE VOTING POWER                   0
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8.   SHARED VOTING POWER                 1,277,073
        OWNED BY
          EACH           -------------------------------------------------------
       REPORTING          9.   SOLE DISPOSITIVE POWER              0
      PERSON WITH
--------------------------------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER           1,277,073

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,277,073

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         HC, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Celsius AB
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(e) or 2(f)                                               [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Sweden
--------------------------------------------------------------------------------
       NUMBER OF          7.   SOLE VOTING POWER                   0
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8.   SHARED VOTING POWER                 1,277,073
        OWNED BY
          EACH           -------------------------------------------------------
       REPORTING          9.   SOLE DISPOSITIVE POWER              0
      PERSON WITH
--------------------------------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER           1,277,073

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,277,073

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         HC, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Celsius Inc.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(e) or 2(f)                                               [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
       NUMBER OF          7.   SOLE VOTING POWER                   0
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8.   SHARED VOTING POWER                 1,277,073
        OWNED BY
          EACH           -------------------------------------------------------
       REPORTING          9.   SOLE DISPOSITIVE POWER              0
      PERSON WITH
--------------------------------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER           1,277,073

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,277,073

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         HC, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to shares of common stock, $.20 par value, of Aero Systems Engineering, Inc., a Minnesota corporation (the "Company"), beneficially owned by Saab AB ("Saab"), a Swedish corporation, its subsidiary Celsius AB, a Swedish corporation ("Celsius") and Celsius' wholly-owned subsidiary Celsius Inc., a Delaware corporation ("Celsius US"). This statement amends and supplements the Schedule 13D filed December 5, 2000 (the "Schedule 13D").

         On September 25, 2001, Celsius US sold 2,245,000 shares of the common stock of Aero Systems Engineering, Inc. to Minnesota ASE, LLC, a Minnesota limited liability company ("Minnesota ASE").

ITEM 1. SECURITY AND ISSUER.

The name of the subject company is Aero Systems Engineering, Inc., a Minnesota corporation (the "Company"), which has its principal executive offices at 358 East Fillmore Avenue, St. Paul, MN 55107. This statement relates to the Company's common stock, $0.20 par value per share (the "Common Stock").

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(d) and (g) This Schedule 13D is being filed by: (i) Saab AB, a Swedish corporation, with its principal business address at SE-581 88 Linkoping, Sweden,
(ii) Celsius AB, a Swedish corporation with its principal business address at c/o Saab AB, SE-581 88 Linkoping Sweden, and (iii) Celsius Inc., a Delaware corporation with its principal place of business at 1800 Diagonal Road, Suite 230, Alexandria, VA 22314. Saab AB and its subsidiaries as a group are a leading diversified high-technology company in the defense and commercial markets. The Saab group has businesses focused on areas such as aerospace, dynamics, infomatics, space and technical support services.

The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of Saab AB, Celsius AB and Celsius Inc. are as follows:

Saab AB

Name                                       Offices and Positions Held
----                                       --------------------------
ANDERS SCHARP                              Chairman
MARCUS WALLENBERG                          Deputy Chairman
BENGT HALSE                                President, CEO and Director
ERIK BELFRAGE                              Director
BJORN SVEDBERG                             Director
GEORGE ROSE                                Director
ANTHONY RICE                               Director
PETER NYGARDS                              Director
MICHAEL ROUSE                              Director
LARS HOOK                                  Director (Employee Representative)
RAGNAR LUDVIGSSON                          Director (Employee Representative)
CLAES TROLLE                               Director (Employee Representative)
GORAN SJOBLOM                              Executive Vice President and CFO
DAVID HEWITSON                             Group Senior Vice President
JAN NYGREN                                 Group Senior Vice President
INGEMAR ANDERSSON                          Group Senior Vice President

ANDERS SCHARP, has been the Chairman of Saab AB since 1990 and is also Chairman of Atlas Copco AB and AB SKF. He is also Chairman of the Swedish Employer Confederation and is a member of the Board of Directors of Investor AB and the Federation of Swedish Industries.

MARCUS WALLENBERG, has been the Deputy Chairman of Saab AB since 1993 and a member of the Board of Directors since 1992. Mr. Wallenberg is also Deputy Chairman of Telefonaktiebolaget L M Ericsson and a member of the Board of Directors of Astra Zeneca, Investor AB, Scania AB, Stora Enso Oyj, SAS Representantskap and the Knut and Alice Wallenberg Foundation.

BENGT HALSE, has been the President, Chief Executive Officer and a Director of Saab AB since 1995. He is also a member of the Board of Directors of Chalmers University of Technology.

ERIK BELFRAGE, has been a member of the Board of Directors since 1991. Mr. Belfrage is Chairman of the Institute of Corporate Management (IFL), the Swedish Institute of International Affairs (UI) and the Centre for European Policy Studies (CEPS). He is also a member of the Board of Directors of SAS, SAS Sverige AB and the International Council of Swedish Industry (NIR).

BJORN SVEDBERG, has been a member of the Board of Directors of Saab AB since 1998. He is also Chairman of Nefab AB and a member of the Board of Directors of Gambro and Investor AB.

GEORGE ROSE, has been a member of the Board of Directors of Saab AB since 1998. He is currently the Finance Director of BAE Systems.

ANTHONY RICE, has been a member of the Board of Directors of Saab AB since 1998. He is currently the Director of Supply Chain Management of BAE Systems.

PETER NYGARDS, has been a member of the Board of Directors of Saab AB since 2000. He is currently President of the Swedish Nuclear Fuel and Waste Management Company and a member of the Board of Directors of IVL AB and Unicom Care International AB.

MICHAEL ROUSE, has been a member of the Board of Directors of Saab AB since 2000. He is currently Director of International Partnerships of BAE Systems.

RAGNAR LUDVIGSSON, has been a member of the Board of Directors of Saab AB since 1995. He is also the Chairman of the Engineering Workers Union of Saab AB.

LARS HOOK, has been a member of the Board of Directors of Saab AB since 2001 (deputy member during 2000). He is also a member of the Industrial Salaried Employees Association of Aerotech Telub AB.

CLAES TROLLE, has been a member of the Board of Directors of Saab AB since 2001. He is also Chairman of the Graduate Staff Association of SaabTech Systems AB.

GORAN SJOBLOM, is Executive Vice President and Chief Financial Officer of Saab
AB.

DAVID HEWITSON, is Group Senior Vice President of Saab AB.

JAN NYGREN, is Group Senior Vice President of Saab AB.

INGEMAR ANDERSSON, is Group Senior Vice President of Saab AB.

All of the listed officers and directors are citizens of Sweden, except for Messrs. Rose, Rice, Rouse and Hewitson, who are citizens of the United Kingdom.

Celsius AB

Name                                   Offices and Positions Held
----                                   --------------------------
PER ERLANDSSON                         Chairman
PER-OVE MORBERG                        President and Director
JOHN ERSHAMMAR                         Director
LARS WAHLUND                           Director

PER ERLANDSSON, is Senior Vice President and General Counsel of Saab AB.

JOHN ERSHAMMAR, is Legal Counsel of Saab AB.

PER-OVE MORBERG, is a Group Senior Officer of Saab AB.

LARS WAHLUND, is Senior Vice President and Head of Financial Control of Saab AB.

All of the listed directors are citizens of Sweden.

Celsius Inc.

Name                                   Offices and Positions Held
----                                   ---------------------------
PER-OVE MORBERG                        Director
CHRISTER PERSSON                       President and Chief Executive Officer

PER-OVE MORBERG, is Group Senior Officer of Saab AB.

CHRISTER PERSSON, is President and Chief Executive Officer of Celsius, Inc., an indirect wholly-owned subsidiary of Saab AB.

All of the listed directors and officers are citizens of Sweden.


(e) and (f) Neither Saab, Celsius AB, Celsius Inc., nor, to the best of their knowledge, any of the persons listed above, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

The sale of 2,245,000 shares of the Company Common Stock was part of Saab's overall plan to divest the aviation services operations of Celsius.

(a) The long-term strategy of Saab AB, Celsius AB and Celsius, Inc. is to divest their interest in the Company, but there currently is no definitive plan or timetable for such a divestiture.
(b)   None.
(c)   None.
(d) Thomas Auth and James Kowalski were appointed members of the Board of Directors of the Company as of September 27, 2001.
(e)   None.
(f)   None.
(g)   None.
(h)   None.
(i)   None.
(j)   None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Saab AB, Celsius AB, and Celsius, Inc. are each the beneficial holders of 1,277,073 shares of Company Common Stock (the "Shares"), representing 29.0% of the outstanding shares of Company Common Stock. Celsius Inc. is the record holder of the Shares, and Celsius AB, as parent of Celsius, Inc., and Saab AB, as parent of Celsius AB, are deemed to be beneficial holders of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

(b) Saab AB, Celsius AB and Celsius, Inc. each are deemed to have shared voting and dispository power over the Shares.

(c) Information with respect to transactions in the Common Stock of the Company that were effected during the last sixty (60) days by the reporting person is set forth below:

                                    Shares Acquired           Price
Name of Person        Date          (Disposed of)             Per Share
--------------        ----           --------------           ---------
Celsius, Inc.         9/25/01       (2,245,000)               $0.85

The foregoing transaction was effected pursuant to the Stock Purchase Agreement dated as of September 25, 2001 between Celsius, Inc. and Minnesota ASE, LLC.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the sale by Celsius US of 2,245,000 shares of the Common Stock of the Company to Minnesota ASE, pursuant to a Promissory Note (the "Note"), Celsius US has loaned $1,500,000 to the Company. The Company's obligations under the Note are secured by a Security Agreement between the Company and Celsius US, and by a Combination Mortgage, Assignment of Rents, Security Agreement and Fixture Financing Statement between the Company and Celsius US, pursuant to which all of the personal and fixture assets of the Company are pledged as collateral. In addition, Minnesota ASE has pledged 2,245,000 shares of the Common Stock of the Company to Celsius US as further collateral to secure the Company's obligations under the Note. The Company, Minnesota ASE and Celsius US, in connection with the foregoing loan and security arrangements, are party to a Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement provides, among other things, for the voting of shares with respect to the election of Company Directors, a right of first refusal with respect to any sale of its shares by a shareholder to a third party, tag-along rights with respect to sales of stock to third parties, and certain registration rights of shareholders in the event of any public offering of the stock of the Company. Copies of the aforementioned agreements are appended hereto as appendices to Exhibit A.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Stock Purchase Agreement dated as of September 25, 2001 between Celsius, Inc. and Minnesota ASE, LLC, together with exhibits thereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2001

                                SAAB AB (publ)


                                By: /s/ Per Erlandsson
                                   ---------------------------------------------
                                    Name:  Per Erlandsson
                                    Title: Senior Vice President and
                                           General Counsel

                                CELSIUS AB


                                By: /s/ Per Erlandsson
                                   ---------------------------------------------
                                    Name: Per Erlandsson
                                    Title: Chairman


                                CELSIUS INC.


                                By: /s/ Christer Persson
                                   ---------------------------------------------
                                    Name: Christer Persson
                                    Title: President and Chief Executive Officer

                                    EXHIBIT A

                            STOCK PURCHASE AGREEMENT
                            ------------------------

THIS STOCK PURCHASE AGREEMENT, is made as of the ____ day of September 2001, by and between Celsius Inc., a Delaware corporation (the "Seller"), and Minnesota ASE, LLC, a Minnesota limited liability company (the "Buyer").

                              W I T N E S S E T H:
                              --------------------

WHEREAS, Aero Systems Engineering, Inc. ("ASE") is a corporation organized and existing under the laws of the State of Minnesota with authorized capital consisting of 10,000,000 shares of common stock, $0.20 par value per share, of which there are currently outstanding 4,401,625 shares, 3,522,073 of which shares are owned by the Seller (the "Shares");

WHEREAS, the Seller desires to sell, assign and transfer to the Buyer and the Buyer desires to purchase, accept and receive from the Seller, 2,245,000 shares of the common stock of ASE (the "2,245,000 Shares") on the terms and subject to the conditions hereinafter set forth;

WHEREAS, the Buyer desires to secure new lines of credit for ASE in order to satisfy its obligations under existing Performance Bonds, dated July 24, 2000 for DSO Singapore in the present approximate amount of $1,163,900 (the "DSO Performance Bond") and dated May 4, 2001 for CSIST in the present approximate amount of $128,500 (the "CSIST Performance Bond") (both of which are guaranteed by the Seller or an affiliate of the Seller) and thus remove the Seller as primary guarantor of the DSO Performance Bond and the CSIST Performance Bond; and

WHEREAS, in order to provide financing to ASE, the Seller is willing to loan ASE $1,500,000 pursuant to an interest-only three year secured note (the "Note").

NOW, THEREFORE, in consideration of the foregoing premises and further in consideration of the mutual covenants herein contained, the parties hereto hereby agree as follows:

                                   ARTICLE 1.
                                   ----------
                           PURCHASE AND SALE OF STOCK

On the terms and subject to the conditions herein set forth, the Seller hereby agrees to sell, transfer and deliver to the Buyer the 2,245,000 Shares, and the Buyer agrees to purchase the 2,245,000 Shares, as the case may be, from the Seller.

                                   ARTICLE 2.
                                   ----------
                        PURCHASE PRICE AND PAYMENT TERMS

2.1. PURCHASE PRICE. Subject to the terms and conditions set forth in this Agreement, the purchase price to be paid by the Buyer to the Seller for the 2,245,000 Shares shall be equal to a total of $1,908,250 or $0.85 per share.

2.2. PAYMENT TERMS. The Purchase Price determined in accordance with Section 2.1 shall be paid by the Buyer to the Seller on the Closing Date in immediately available funds.

                                   ARTICLE 3.
                                   ----------
                                     CLOSING

The closing of the transaction contemplated hereunder shall take place at the offices of Winthrop & Weinstine, P.A., 3000 Dain Rauscher Plaza, 60 South Sixth Street, Minneapolis, Minnesota 55402, at 10:00 a.m. on the second business day after ASE receives a complete and validly executed export license for the shipment of a wind tunnel and related materials to DSO Singapore (the "Export License") or such day and at such time and place as may be mutually agreed upon by the Buyer and the Seller (said day of closing hereinbefore and hereinafter called the "Closing Date").

                                   ARTICLE 4.
                                   ----------
                    REPRESENTATIONS AND WARRANTIES OF SELLER

In connection with and as an inducement to the Buyer to enter into this Agreement and for the Buyer to be bound by the terms of this Agreement, the Seller represents and warrants to the Buyer that, as of the date hereof (and as of the Closing Date):

4.1. AUTHORITY. The Seller has the full power and authority to enter into, execute and deliver this Agreement and to consummate the transactions contemplated hereby and any instruments or agreements required herein.

4.2. TITLE TO ASE STOCK. The Seller hereby represents and warrants to the Buyer that the Seller has good title to, the right to possession of and the right to sell the 2,245,000 Shares and that the 2,245,000 Shares shall be transferred on the Closing Date to the Buyer free and clear of any pledges, liens, charges, encumbrances, proxies, or other restrictions or potentially adverse claims of any kind of nature.

4.3. EXECUTION AND ENFORCEABILITY. This Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms subject to the enforcement of equitable remedies, bankruptcy, insolvency, moratorium and other laws affecting the rights of creditors generally and the judicial limitations of the performance of the remedy of specific performance.

4.4. CLAIMS AGAINST ASE. The Seller hereby represents and warrants to the Buyer that the Seller has no claims, threatened or pending, against ASE except as set forth on EXHIBIT A.

4.5. FINANCIAL STATEMENTS. To the best knowledge of the Seller, the financial statements of ASE are true and correct in all material respects and fairly represent the financial position of ASE in accordance with generally accepted accounting principles. For purposes hereof, said financial statements are defined to be the balance sheet, income statement and related notes thereto as of December 31, 2000 and March 31, 2001 as filed with the Securities and Exchange Commission.

4.6. MATERIAL LIABILITIES. To the best knowledge of the Seller, there are no material liabilities for which ASE might be liable which are not reflected on the financial statements or in this Agreement.

For the purposes of this Article 4, "To the best knowledge of the Seller" shall mean the actual knowledge of Christer Persson (the Chief Executive Officer of the Seller), with no independent duty to investigate.

                                   ARTICLE 5.
                                   ----------
                   REPRESENTATIONS AND WARRANTIES OF THE BUYER

In connection with and as an inducement to the Seller to enter into and be bound by the terms of this Agreement, the Buyer warrants and represents to the Seller that, as of the date hereof (and as of the Closing Date):

5.1 ORGANIZATION AND CORPORATE POWER. The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Minnesota. Subject to receiving the necessary regulatory approvals, the Buyer has all requisite power, authority, charters, licenses and franchises necessary or required by law to purchase the 2,245,000 Shares from the Seller.

5.2 AUTHORITY RELATIVE TO THIS AGREEMENT. The execution and delivery of this Agreement by the Buyer and the consummation by the Buyer of the transactions contemplated hereby have been (or will be) prior to the Closing Date duly authorized by the Board of Governors of the Buyer and no other corporate proceedings on the part of the Buyer is necessary to authorize this Agreement and such transactions. The Buyer has the full power and authority to enter into, execute and deliver this Agreement and to consummate the transactions contemplated hereby and any instruments or agreements required herein.

5.3 EXECUTION AND ENFORCEABILITY. This Agreement has been duly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer enforceable in accordance with its terms subject to the enforcement of equitable remedies, bankruptcy, insolvency, moratorium and other laws affecting the rights of creditors generally and the judicial limitations of the performance of the remedy of specific performance.

5.4 SOPHISTICATED INVESTOR. The Buyer is a "Sophisticated Investor" (as such term is defined in this Agreement). The Buyer understands the business in which ASE is engaged and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in ASE and making an informed investment decision with respect thereto. The Buyer has relied solely on its own investigation and due diligence. The Buyer has obtained sufficient information to evaluate the merits and risks of the investment and to make such a decision. The Buyer is aware of and able to bear the risks of the investment and is able to afford a complete loss of such investment.

                                   ARTICLE 6.
                                   ----------
                               NOTE AND COLLATERAL

6.1 NOTE. At the Closing Date, the Seller will lend ASE $1,500,000 pursuant to the Note attached hereto as EXHIBIT B (the "Note"). It is expressly understood that ASE has the right to prepay the Note which shall result in the termination of the Security Agreement referred to in Section 6.2 hereof.

6.2 SECURITY AGREEMENT. At the Closing Date, ASE and the Seller will enter into the Security Agreement, attached hereto as EXHIBIT C (the "Security Agreement"). It is expressly recognized that the security interest of the Seller under the Security Agreement is subordinate to the security interest of National City Bank of Minneapolis ("Bank") and its participant lenders.

6.3 PLEDGE AGREEMENT. At the Closing Date, the Buyer shall grant a security interest in the 2,245,000 Shares to the Seller pursuant to the Pledge Agreement, attached hereto as EXHIBIT D (the "Pledge Agreement"), in order to secure the obligations of ASE to the Seller under the Note. The 2,245,000 Shares along with an executed stock power shall be held by Wiggin & Dana, LLP as escrow agent for the Seller pursuant to the Escrow Agreement, attached hereto as EXHIBIT E (the "Escrow Agreement").

6.4 MORTGAGES. At the Closing Date, if ASE's bank lender has taken mortgages in order to secure the obligations under the Note, ASE and the Seller will enter into a mortgage immediately behind the Bank in priority in order to secure the obligations of ASE to the Seller under the Note.

6.5 STOCKHOLDERS AGREEMENT. At the Closing Date, the Buyer and the Seller shall enter into the Stockholders Agreement, attached hereto as EXHIBIT F (the "Stockholders Agreement").

                                   ARTICLE 7.
                                   ----------
                              DELIVERY OF DOCUMENTS

On the Closing Date, the Buyer and the Seller shall deliver to the other party the following documents, instruments and agreements, together with such other documents, instruments and agreements as the other party (or its counsel) may reasonably request to consummate the purchase and sale contemplated hereby:

7.1      By the Buyer to the Seller:

         (a) the amount required to be paid under Section 2.1 hereof by a bank cashier's check or an appropriate wire transfer in immediately available funds; and

         (b) evidence of compliance with the removal of the Seller (or its affiliate) and substitution of a new DSO Performance Bond and a new CSIST Performance Bond and release of Sellers under the existing DSO and CSIST Performance Bonds, as provided in Section 10.1 hereof;

         (c) an executed Pledge Agreement;

         (d) an executed Stockholders Agreement;

         (e) the amount required to be paid under Section 10.3 hereof in respect to the Management Fee; and

         (f) the amount required to be paid under Section 10.4 hereof in respect to the Seller's line of credit with ASE.


7.2      By the Seller to the Buyer:

         (a) certificates evidencing all of the Shares being purchased and sold hereunder, free and clear of all encumbrances and other defects in title, duly endorsed or otherwise accompanied by duly executed stock powers sufficient to transfer ownership of the said certificates and the shares of stock evidenced thereby to the Buyer; and

         (b) evidence of entering into and funding the Note and entering into the Security Agreement and Pledge Agreement; and

         (c) an executed Stockholders Agreement.


                                   ARTICLE 8.
                                   ----------
                              EXPENSES AND BROKERS

The Buyer and the Seller shall each pay their respective costs and expenses of any character incurred in connection with this Agreement or the transaction contemplated hereby, including, without limitation, any commissions, fees or other compensation payable to any finder or broker acting on behalf of such party in connection with the transaction contemplated by this Agreement. It is the parties' understanding that there are no such finders or brokers associated with this transaction.

                                   ARTICLE 9.
                                   ----------
                                      TAXES

         (a) Seller shall cause ASE to be included in the consolidated income tax returns of Seller for all periods ending on or prior to the Closing Date for which ASE is required to be so included. Buyer shall prepare and timely file all other tax returns required of ASE. Any such tax returns that include periods ending on or before the Closing Date shall, insofar as they relate to ASE, be on a basis consistent with the last previous such tax returns filed with respect to ASE, unless Buyer or Seller concludes that there is no reasonable basis for such position. Notwithstanding the foregoing, for calendar year 2001, the Buyer, the Seller, and ASE, as the case shall be, shall pro rate ASE's federal and state taxable income or loss pursuant to Regulation Section 1.1502-76(b)(2)(ii) as promulgated by the Internal Revenue Service.

         (b) After the Closing Date, Buyer and Seller shall provide each other with such cooperation and information relating to ASE as any party reasonably may request in filing any tax return (or amended tax return) or refund claim, determining any tax liability or a right to a refund, conducting or defending any audit or other proceeding with respect to taxes which are the responsibility of such party or any of its affiliates. Buyer and Seller agree to furnish or cause to be furnished to one another and their representatives access, during normal business hours, to such information (including records pertinent to ASE) and assistance relating to ASE as is reasonably necessary for financial reporting and accounting matters, the preparation and filing of any tax returns, reports or forms or the defense of any tax claim or assessment; provided, however, that such access does not unreasonably disrupt the normal operations of ASE or Seller.


                                   ARTICLE 10.
                                   -----------
                                    COVENANTS

10.1 BANK LINE; OUTSTANDING GUARANTEES. On or before the Closing Date, the Buyer shall secure an irrevocable line of credit for ASE with respect to the DSO Performance Bond and the CSIST Performance Bond. Buyer does hereby agree to indemnify the Seller for any liability or out-of-pocket cost with respect to such line of credit, it being understood that no such out-of-pocket cost is contemplated in the absence of any default thereunder. The line of credit shall not be amended without consent of Seller. Notwithstanding the foregoing, all of the Outstanding Guarantees listed on EXHIBIT G hereto shall remain in place, and the Buyer does hereby agree to indemnify the Seller for any liability or out-of-pocket cost with respect to such Outstanding Guarantees, it being understood that no such out-of-pocket cost is contemplated in the absence of any default thereunder. Additionally, the Guarantee Agreement, dated July 23, 1998 between Celsius, Inc. as guarantor and the Boeing Company as beneficiary ("Guarantee Agreement") shall remain in place unless Boeing agrees to amend, modify, release or terminate such guaranty. Buyer does hereby agree to indemnify the Seller for any liability or out-of-pocket cost with respect to such Guarantee Agreement, it being understood that no such out-of-pocket cost is contemplated in the absence of any default thereunder. The Guarantee Agreement shall not be amended without consent of Seller.

10.2 RELEASE OF SECURITY INTEREST. On or before the Closing Date and except for the Security Agreement, the Seller shall provide to the Buyer documentation evidencing the termination of any and all security interests in the assets of ASE granted by ASE to the Seller or its affiliates in return for certain unsecured assurances from ASE to Seller which assurances shall be satisfactory to Seller in its sole reasonable discretion.

10.3 MANAGEMENT FEE. On or before the Closing Date, the Buyer will cause ASE to pay the Seller the Management Fee (the "Management Fee") being accrued on a pro rata basis listed in EXHIBIT A, through the month-end preceding the Closing Date;

10.4 BORROWED MONEY. On or before the Closing Date, Buyer will cause ASE to repay all amounts then owed by ASE to Seller for borrowed money in cash or other immediately available funds.

10.5 OTHER GUARANTEES. After the Closing Date, Buyer will provide to ASE's benefit all guarantees and other assurances that may be requested by an ASE customer to permit ASE to operate in the ordinary course of business.

                                   ARTICLE 11.
                                   -----------
                                 INDEMNIFICATION

Each of the parties does hereby and shall immediately upon demand indemnify and hold harmless the other party after the date of this Agreement, against and in respect of:

         (a) any damages or deficiency resulting from any misrepresentation, breach of warranty or non-fulfillment of any agreement or covenant on the part of such party; and

         (b) all actions, suits, proceedings, demands, assessments, judgments, costs and expenses (including, without limitation, reasonable attorneys' fees) incident to any of the foregoing.

         (c) Seller's indemnification obligation thereunder shall not in any circumstance exceed singly or in the aggregate, the Purchase Price as defined in the Agreement ("Liability Cap").

         (i) (d) NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, TO THE FULLEST EXTENT PERMITTED BY LAW, NEITHER SELLER NOR ANY OF ITS AGENTS, EMPLOYEES, REPRESENTATIVES OR AFFILIATES SHALL BE LIABLE FOR CONSEQUENTIAL, INCIDENTAL, INDIRECT, PUNITIVE, EXEMPLARY, SPECIAL OR OTHER SIMILAR DAMAGES IN CONNECTION WITH DIRECT CLAIMS BY AN INDEMNIFIED PARTY WITH RESPECT TO THEIR INDEMNIFICATION OBLIGATIONS UNDER THIS AGREEMENT UNLESS ANY SUCH CLAIM ARISES OUT OF THE FRAUDULENT ACTIONS OF EITHER PARTY OR ITS PARENT OR SUBSIDIARIES. IN DETERMINING THE AMOUNT OF ANY LOSS, LIABILITY, OR EXPENSE FOR WHICH AN INDEMNIFIED PARTY IS ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT, THE GROSS AMOUNT THEREOF WILL BE REDUCED (BUT NOT BELOW ZERO) BY THE NET PRESENT VALUE OF ANY CORRELATIVE INSURANCE PROCEEDS ACTUALLY REALIZED BY SUCH INDEMNIFIED PARTY UNDER POLICIES TO THE EXTENT THAT THE FUTURE PREMIUM RATE WILL NOT BE INCREASED BY CLAIM EXPERIENCE RELATING TO SUCH LOSS, LIABILITY OR EXPENSE.

         (ii) (e) EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN ARTICLE 4, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED. ANYTHING IN THIS AGREEMENT TO THE CONTRARY NOTWITHSTANDING, NO STOCKHOLDER, DIRECTOR, OFFICER, AFFILIATE, EMPLOYEE OR AGENT OF SELLER SHALL HAVE ANY PERSONAL LIABILITY TO THE OTHER PARTY OR ANY OTHER PERSON AS A RESULT OF THE BREACH OF ANY REPRESENTATION,

         WARRANTY, COVENANT OR AGREEMENT OF SELLER OR ANY OF ITS AFFILIATES CONTAINED HEREIN AND NO MEMBER, DIRECTOR, OFFICER, AFFILIATE, EMPLOYEE OR AGENT OF THE SELLER SHALL HAVE ANY PERSONAL LIABILITY TO BUYER OR ANY OTHER PERSON AS A RESULT OF THE BREACH OF ANY REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT CONTAINED HEREIN.

         (f) Each of the parties hereto agrees that its sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement, ASE, the events giving rise to this Agreement and the transactions provided for herein or contemplated hereby, shall be pursuant to the indemnification provisions contained in this Article
         11. Buyer hereby waives, from and after the Closing, any claim or cause of action, known and unknown, foreseen and unforeseen, which it may have against the other parties hereto.

                                   ARTICLE 12.
                                   -----------
                                   TERMINATION

This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:

         (a) by mutual consent of the Seller and the Buyer; or

         (b) by the Seller (as one party) or by the Buyer (as another party) upon written notice thereof to the other party if there has been a failure by the other party to perform or comply with any material agreement, covenant or condition herein required to be performed or complied with by such other party within the time required and such failure has continued for thirty (30) days following written notice thereof to such other party, provided, however, such cure period shall not extend beyond October 10, 2001; or

         (c) by the Seller (as one party) or by the Buyer (as another party) upon written notice thereof to the other party if the fully executed Export License is not received by ASE by October 10, 2001.

         (d) by either party upon written notice thereof to the other party if there has been a failure by the Buyer to obtain all Bank financing and security agreements in forms which are determined by the Seller or Buyer, as the case may be, to be satisfactory by August 20, 2001.


                                   ARTICLE 13.
                                   -----------
                               GENERAL PROVISIONS

13.1 SURVIVAL OF REPRESENTATIONS. The representations and warranties of the Seller and the Buyer contained in or made pursuant to this Agreement shall survive the consummation of the purchase and sale contemplated hereby for a period of eighteen (18) months from the Closing Date except for the representations and warranties set forth in Sections 4.2 and 4.4, which shall both survive the purchase and sale contemplated hereby and shall not terminate.

13.2 PARTIES IN INTEREST AND ASSIGNMENT. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the personal representative, successors and permitted assigns of the Seller and the Buyer, it being understood, however, that such assignment shall in no way relieve the parties to this Agreement of their responsibilities and obligations under this Agreement.

13.3 NOTICES. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been given when personally delivered or deposited in the United States mail, mailed first class, registered or certified, postage prepaid, addressed as follows:

         (a) If to the Buyer:

             Minnesota ASE, LLC
             222 South 9th Street, Suite 3000
             Minneapolis, Minnesota 55402
             Attn:  Laurence E. Gamst

             With a copy to:

             Winthrop & Weinstine, P.A.
             3000 Dain Rauscher Plaza
             60 South Sixth Street
             Minneapolis, Minnesota  55402
             Attention:  Richard A. Hoel

         or at such other address as Buyer or his attorney shall have advised the Seller in writing; and

         (b) If to the Seller:

             Celsius Inc.
             1800 Diagonal Road
             Suite 280
             Alexandria, VA  22315
             Attention:  Christer Persson

             With a copy to:

             Wiggin & Dana, LLP
             P.O. Box 1832
             New Haven, CT  06508
             Attention:  Terry Jones

         or at such other address as Seller or his attorney may have advised the Buyer in writing.

13.4 ENTIRE AGREEMENT. This Agreement expresses the whole agreement between the parties with respect to the purchase and sale contemplated hereby, there being no representations, warranties or other agreements (oral or written) not expressly set forth or provided for herein.

13.5 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.6 CHANGES. Any and all agreements by the parties hereto to amend, change, extend, revise or discharge this Agreement, in whole or in part, shall be binding upon the parties to such agreement, even though such agreements may lack legal consideration, provided such agreements are in writing and executed by the party agreeing to be bound thereby.

13.7 GOVERNING LAW. This Agreement shall be deemed to be a contract made under the laws of the State of Minnesota, and for all purposes it, plus any related or supplemental documents and notices, shall be construed in accordance with and governed by the laws of such state.

13.8 CONSTRUCTION. Wherever possible, each provision of this Agreement and each related document shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement or any related document shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement or such related documents.

13.9 WAIVER. No failure on the part of either party to exercise, and no delay in exercising, any right or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy granted hereby or by any related document or by law.

13.10 PUBLICITY. Except as required by federal and state law and regulations, all publicity or disclosure of any matter to press agents concerning the transactions contemplated by this Agreement and all notices regarding this transaction shall be jointly planned, coordinated, and related only by mutual consent of Buyer and Seller.


IN WITNESS WHEREOF, the Seller and the Buyer have executed and delivered to the other party this Agreement effective as of the day and year first above written.


                              BUYER:

                              MINNESOTA ASE, LLC

                              By  /s/
                                -----------------------------------------------
                              Its
                                 ----------------------------------------------

                              SELLER:

                              CELSIUS INC.

                              By  /s/
                                -----------------------------------------------
                              Its
                                 ----------------------------------------------

                                    EXHIBIT A
                                    ---------

                        ITEMS TO BE PAID BY ASE TO SELLER
                        ---------------------------------

            MANAGEMENT FEE OF $17,500 PER MONTH X 8 MONTHS = $140,000

                                    EXHIBIT B
                                    ---------

                                 PROMISSORY NOTE

$1,500,000.00                                        Minneapolis, Minnesota
                                                         September __, 2001

1. FOR VALUE RECEIVED, Aero Systems Engineering, Inc., a Minnesota corporation (the "Borrower"), hereby promises to pay to the order of Celsius, Inc., a Delaware corporation (the "Holder"), at such location as the Holder may direct, the principal sum of One Million Five Hundred Thousand and 00/100 Dollars ($1,500,000.00), in lawful money of the United States and immediately available funds, together with interest on the unpaid balance accruing as of and from the date hereof at a rate equal to two percent (2%) per quarter.

2. Interest payments shall be made quarterly on March 31, June 30, September 30, and December 31 of each year, with the entire outstanding principal balance of this Note, together with any and all accrued and unpaid interest hereon, due and payable in full on ___________ __, 2004.

3. The outstanding principal balance of this Note may be prepaid at any time at the option of the Borrower, in whole or in part without premium or penalty.

4. All payments and prepayments shall, at the option of the Holder, be applied first to any costs of collection, second to accrued interest on this Note, and lastly to principal.

5. Notwithstanding anything to the contrary contained herein, if the rate of interest or any other amounts due hereunder are determined by a court of competent jurisdiction to be usurious, then said interest rate and/or amounts shall be reduced to the maximum amount permissible under applicable Minnesota law.

6. This Note is secured by a certain Combination Mortgage, Assignment Of Rents, Security Agreement And Fixture Financing Statement of even date herewith executed by the Borrower in favor of the Holder (the "Security Agreement"), which Security Agreement is junior and subordinate to that certain security interest of National City Bank of Minneapolis (and any successors or replacements thereof), granted September ___, 2001 pursuant to an agreement between the Holder and such Bank.

7. Upon the occurrence of an Event of Default (as defined herein) or at any time thereafter, the outstanding principal balance hereof and accrued interest and all other amounts due hereon shall, at the option of the Holder, become immediately due and payable, without notice or demand. During the occurrence of an Event of Default interest shall accrue at the rate of fourteen percent (14%) per annum.

8. Upon the occurrence of an Event of Default (as defined herein) or anytime thereafter, the Holder shall have the right to set off any and all amounts due hereunder by the Borrower to the Holder against any indebtedness or obligation of the Holder to the Borrower.

9. Upon the occurrence at any time of an Event of Default (as defined herein) or at any time thereafter, the Borrower promises to pay all costs of collection of this Note, including but not limited to reasonable attorneys' fees, paid or incurred by the Holder on account of such collection, whether or not suit is filed with respect thereto and whether such cost or expense is paid or incurred, or to be paid or incurred, prior to or after the entry of judgment.

10. As used herein, the term "Event of Default" shall mean the occurrence of any one or more of the following:

         a. The Borrower shall fail to pay, when due, any amounts required to be paid by the Borrower under this Note; or

         b. The Borrower shall be in default under the Security Agreement, the Pledge Agreement dated the date hereof in favor of the Holder, or under any material agreement with any lender to the Company, where such default has not been cured or waived within any applicable grace period; or

         c. The Borrower shall file or have filed against it a petition in bankruptcy or for an arrangement pursuant to any present or future state or federal bankruptcy act or under a similar federal or state law, or shall be adjudicated a bankrupt or insolvent, or shall make a general assignment for the benefit of creditors, or shall be unable to pay its debts generally as they become due, or any property of the Borrower shall be levied upon or attached in any proceeding.

11. Demand, presentment, protest and notice of nonpayment and dishonor of this Note are hereby waived.

12. This Note shall be governed by and construed in accordance with the laws of the state of Minnesota.

13. This Note is subject to the provisions of that certain Debt Subordination Agreement executed by the Holder in favor of National City Bank of Minneapolis, Minnesota dated September ___, 2001.

                                          AERO SYSTEMS ENGINEERING, INC.,
                                          a Minnesota corporation


                                          By:
                                             ---------------------------------
                                           Its:
                                               -------------------------------

                                    EXHIBIT C
                                    ---------

                               SECURITY AGREEMENT
                               ------------------

                                                              September __, 2001

---------------------------- --------------------------------------- ------------------ ============================
          DEBTOR             Aero Systems Engineering, Inc.               SECURED       Celsius, Inc.
                                                                           PARTY
---------------------------- --------------------------------------- ------------------ ============================
         BUSINESS            358 East Fillmore Avenue                     ADDRESS       1800 Diagonal Road
            OR                                                                          Suite 280
         RESIDENCE
          ADDRESS
---------------------------- --------------------------------------- ------------------ ============================
           CITY              St. Paul, MN  55107                           CITY         Alexandria, VA 22315
          STATE &                                                         STATE &
         ZIP CODE                                                        ZIP CODE
---------------------------- --------------------------------------- ------------------ ============================

1. SECURITY INTEREST AND COLLATERAL. To secure the payment and performance of each and every debt, liability and obligation of every type and description which Debtor may now or at anytime hereafter owe to Secured Party (whether such debt, liability or obligation now exists or is hereafter created or incurred, and whether it is or may be direct or indirect, due or to become due, absolute or contingent, primary or secondary; liquidated or unliquidated, or joint, several or joint and several; all such debts, liabilities and obligations being herein collectively referred to as the "Obligations"). Debtor hereby grants Secured Party a security interest (herein called the "Security Interest") in the following property (herein called the "Collateral") :

All of the following properties, assets and rights of the Debtor, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof:

All personal and fixture property of every kind and nature including, without limitation, all furniture, fixtures, equipment, raw materials, inventory, other goods, accounts, contract rights, rights to the payment of money, insurance refund claims and all other insurance claims and proceeds, tort claims, chattel paper, electronic chattel paper, documents, instruments, securities and other investment property, deposit accounts, rights to payment under letters of credit, letter-of-credit rights, supporting obligations of every nature, and general intangibles including, without limitation, all tax refund claims, license fees, patents, patent applications, trademarks, trademark application, trade names, copyrights, copyright applications, rights to sue and recover for past infringement of patents, trademarks and copyrights, computer programs, computer software, engineering drawings, service marks, customer lists, goodwill, and all licenses, permits, agreements of any kind or nature pursuant to which (i) the Debtor operates or has authority to operate; (ii) the Debtor possesses, uses or has authority to possess or use property (whether tangible or intangible) of others, or (iii) others possess, use, or have authority to possess or use property (whether tangible or intangible) of the Debtor, and all recorded data of any kind or nature, regardless of the medium of recording, including, without limitation, all software, writings, plans, specifications, and schematics, together with, to the extent not listed above as original Collateral, all substitutions and replacements for and products of any of the foregoing property not constituting consumer goods and together with proceeds of any and all of the foregoing property and, in the case of all tangible Collateral, together with all accessions and, except in the case of consumer goods, together with (i) all accessories, attachments, parts, equipment and repairs now or hereafter attached or affixed to or used in connection with any such goods, and (ii) all warehouse receipts, bills of lading and other documents of title now or hereafter covering such goods.

The Debtor acknowledges and agrees that, with respect to any term used herein that is defined in either (i) Article 9 of the Uniform Commercial Code as in force in the jurisdiction in which this financing statement was signed by the Debtor at the time that it was signed, or (ii) Article 9 as in force at any relevant time in the jurisdiction in which a financing statement for the Collateral is filed, the meaning to be ascribed thereto with respect to any particular item of the property shall be that under the more encompassing of the two definitions.

2. REPRESENTATIONS, WARRANTIES AND AGREEMENTS. Debtor represents, warrants and agrees that:

(a) Debtor is a corporation, organized under the laws of Minnesota, with the exact legal name shown above.

(b)  The Collateral will be used primarily for business purposes.

(c) Debtor's chief executive office is located at the address of Debtor shown at the beginning of this Agreement.

(d)  Debtor has no commercial tort claims except:

     ----------------------------------------

     ----------------------------------------

     ----------------------------------------

(e) Debtor shall preserve its corporate existence and not merge into or consolidate with any other entity or sell all or substantially all of its assets.

3. Additional Representations, Warranties and Agreements. Debtor represents, warrants and agrees that:

         (a) Debtor has (or will have at the time Debtor acquires rights in Collateral hereafter arising) absolute title to each item of Collateral free and clear of all claims, security interests, liens and encumbrances and restrictions on transfer and pledge, except the Security Interest, and security interests listed on Schedule A and will defend the Collateral against all claims or demands of all persons other than Secured Party. Debtor will not sell or otherwise dispose of the Collateral or any interest therein without the prior written consent of Secured Party, except that, until the occurrence of an Event of Default and the revocation by Secured Party of Debtor's right to do so, Debtor may sell any inventory constituting Collateral to buyers in the ordinary course of business and equipment which is obsolete or which is being replaced. If Debtor is a corporation, this Agreement has been duly and validly authorized by all necessary corporate action, and, if Debtor is a partnership, the partner(s) executing this Agreement has (have) authority to act for the partnership.

         (b) Debtor will not permit any tangible Collateral to be located in any state (and, if county filing is required, in any county) in which a financing statement covering such Collateral is required to be, but has not in fact been, filed in order to perfect the Security Interest.

         (c) Each right to payment and each instrument, document, chattel paper and other agreement constituting or evidencing Collateral is (or will be when arising or issued) the valid genuine and legally enforceable obligation, subject to no defense, set-off or counterclaim (other than those arising in the ordinary course of business) of the account debtor or other obligor named therein or in Debtor's records pertaining thereto as being obligated to pay such obligation. Debtor will neither agree to any material modification or amendment nor agree to any cancellation of any such obligation without Secured Party's prior written consent, and will not subordinate any such right to payment to claims of other creditors of such account debtor or other obligor.

         (d)      Debtor will

                  (i) keep all tangible Collateral in good repair, working order and condition, normal depreciation excepted, and will, from time to time, replace any worn, broken or defective parts thereof;

                  (ii) promptly pay all taxes and other governmental charges levied or assessed upon or against any Collateral or upon or against the creation, perfection or continuance of the Security Interest;

                  (iii) keep all Collateral free and clear of all security interests, liens and encumbrances except the Security Interest and those security interests listed on Schedule A;

                  (iv) at all reasonable times, permit Secured Party or its representatives to examine or inspect any Collateral, wherever located, and to examine, inspect and copy Debtor's books and records pertaining to the Collateral and its business and financial condition and to send and discuss with account debtors and other obligors requests for verifications of amounts owed to Debtor;

                  (v) keep accurate and complete records pertaining to the Collateral and pertaining to Debtor's business and financial condition and submit to Secured Party such periodic reports concerning the Collateral and Debtor's business and financial condition as Secured Party may from time to time reasonably request;

                  (vi) promptly notify Secured Party of any loss of or material damage to any Collateral or of any adverse change, known to Debtor, in the prospect of payment of any sums due on or under any instrument, chattel paper, or account constituting Collateral;

                  (vii) if Secured Party at any time so requests (whether the request is made before or after the occurrence of an Event of Default), promptly deliver to Secured Party any instrument, document or chattel paper constituting Collateral, duly endorsed or assigned by Debtor;

                  (viii) bear the risk of loss of the Collateral and at all times keep all tangible Collateral insured against risks of fire (including so-called extended coverage), theft, collision (in case of Collateral consisting of motor vehicles) and such other risks and in such amounts as Secured Party may reasonably request, with any loss payable to Secured Party to the extent of its interest;

                  (ix) from time to time execute such financing statements as Secured Party may reasonably require in order to perfect the Security Interest, and, if any Collateral consists of a motor vehicle, execute such documents as may be required to have the Security Interest properly noted on a certificate of title;

                  (x) pay when due or reimburse Secured Party on demand for all costs of collection of any of the Obligations and all other out-of-pocket expenses (including in each case all reasonable attorneys' fees) incurred by Secured Party in connection with the creation, perfection, satisfaction, protection, defense or enforcement of the Security Interest or the creation, continuance, protection, defense or enforcement of this Agreement or any or all of the Obligations, including expenses incurred in any litigation or bankruptcy or insolvency proceedings;

                  (xi) execute, deliver or endorse any and all instruments, documents, assignments, security agreements and other agreements and writings which Secured Party may at any time reasonably request in order to secure, protect, perfect or enforce the Security Interest and Secured Party's rights under this Agreement;

                  (xii) not use or keep any Collateral, or permit it to be used or kept, for any unlawful purpose or in violation of any federal, state or local law, statute or ordinance; and

                  (xiii) not permit any tangible Collateral to become part of or to be affixed to any real property without first assuring to the reasonable satisfaction of Secured Party that the Security Interest will be prior and senior to any interest, or lien then held or thereafter acquired by any mortgagee of such real property or the owner or purchaser of any interest therein.

If Debtor at any time fails to perform or observe any agreement contained in this Section 3(d), and if such failure shall continue for a period of ten calendar days after Secured Party gives Debtor written notice thereof (or, in the case of the agreements contained in clauses (viii) and (ix) of this Section 3(d), immediately upon the occurrence of such failure, without notice or lapse of time), Secured Party may (but need not) perform or observe such agreement on behalf and in the name, place and stead of Debtor (or, at Secured Party's option, in Secured Party's own name) and may (but need not) take any and all other actions which Secured Party may reasonably deem necessary to cure or correct such failure (including, without limitation, the payment of taxes, the satisfaction of security interests, liens, or encumbrances, the performance of obligations under contracts or agreements with account debtors or other obligors, the procurement and maintenance of insurance, the execution of financing statements, the endorsement of instruments, and the procurement of repairs, transportation or insurance); and, except to the extent that the effect of such payment would be to render any loan or forbearance of money usurious or otherwise illegal under any applicable law, Debtor shall thereupon pay Secured Party on demand the amount of all moneys expended and all costs and expenses (including reasonable attorneys' fees) incurred by Secured Party in connection with or as a result of Secured Party's performing or observing such agreements or taking such actions, together with interest thereon from the date expended or incurred by Secured Party at the highest rate then applicable to any of the Obligations. To facilitate the performance or observance by Secured Party of such agreements of Debtor, Debtor hereby irrevocably appoints (which appointment is coupled with an interest) Secured Party, or its delegate, as the attorney-in-fact of Debtor with the right (but not the duty) from time to time to create, prepare, complete, execute, deliver, endorse or file, in the name and on behalf of Debtor, any and all instruments, documents, financing statements, applications for insurance and other agreements and writings required to be obtained, executed, delivered or endorsed by Debtor under this Section 3 and
Section 4.

4.       Perfection of Security Interests.

         (a) Debtor shall, from time to time, execute such financing statements as Secured Party may reasonably require in order to perfect the Security Interest. If any Collateral consists of a motor vehicle or other personal property with a certificate of title, Debtor shall execute such documents as may be required to have the Security Interest properly noted on a certificate of title. Debtor shall execute, deliver or endorse any and all instruments, documents, assignments, security agreements and other agreements and writings which Secured Party may at any time reasonably request in order to secure, protect, perfect or enforce the Security Interest and Secured party's rights under this Agreement.

         (b) To the extent permitted by law, Debtor hereby authorizes Secured Party to file one or more financing statements (each a "Financing Statement") describing the Collateral or any agricultural liens or other statutory liens held by Secured Party.

         (c) Debtor shall have possession of the Collateral, except where expressly otherwise provided in this Security Agreement. Where collateral is in the possession of a third party, Debtor will join with Secured Party in notifying the third party of Secured Party's security interest and obtaining an acknowledgement from the third party that it is holding the Collateral for the benefit of the Secured party.

         (d) Debtor will cooperate with Secured Party in obtaining control with respect to Collateral consisting of deposit accounts, investment property, letter-of-credit rights and electronic chattel paper.

         (e) Debtor will not create any chattel paper without placing a legend on the chattel paper acceptable to Secured Party that indicates that Secured Party has a security interest in the chattel paper.

         (f) To the extent Debtor uses the Loan to purchase Collateral, Debtor's repayment of the Loan shall apply on a "first-in, first-out" basis so that the portion of the Loan used to purchase a particular item of Collateral shall be paid in the chronological order the Debtor purchased the Collateral.

5. Lock Box, Collateral Account. If Secured Party so requests at any time (whether before or after the occurrence of an Event of Default), Debtor will direct each of its account debtors to make payments due under the relevant account or chattel paper directly to a special lock box to be under the control of Secured Party. Debtor hereby authorizes and directs Secured Party to deposit into a special collateral account to be established and maintained with or by Secured Party all checks, drafts and cash payments, received in said lock box. All deposits in said collateral account shall constitute proceeds of Collateral and shall not constitute payment of any Obligation. At its option, Secured Party may at any time after an Event of Default, apply finally collected funds on deposit in said collateral account to the payment of the Obligations in such order of application as Secured Party may determine, or permit Debtor to withdraw all or any part of the balance on deposit in said collateral account. If a collateral account is so established, Debtor agrees that it will promptly deliver to Secured Party, for deposit into said collateral account, all payments on accounts and chattel paper received by it. All such payments shall be delivered to Secured Party in the form received (except for Debtor's endorsement where necessary). Until so deposited, all payments on accounts and chattel paper received by Debtor shall be held in trust by Debtor for and as the property of Secured Party and shall not be commingled with any funds or property of Debtor.

6. Account Verification and Collection Rights of Secured Party. Secured Party shall have the right to verify any accounts in the name of Debtor or in its own name; and Debtor, whenever requested, shall furnish Secured Party with duplicate statements of the accounts, which statements may be mailed or delivered by Secured Party for that purpose. Notwithstanding Secured Party's rights under Section 5 with respect to any and all debt instruments, chattel papers, accounts, and other rights to payment constituting Collateral (including proceeds), Secured Party may at any time (after the occurrence of an Event of Default) notify any account debtor, or any other person obligated to pay any amount due, that such chattel paper, account, or other right to payment has been assigned or transferred to Secured Party for security and shall be paid directly to Secured Party. If Secured Party so requests at any time after an Event of Default, Debtor will so notify such account debtors and other obligors in writing and will indicate on all invoices to such account debtors or other obligors that the amount due is payable directly to Secured Party. At any time after Debtor gives such notice to an account debtor or other obligor, Secured Party may (but need not), in its own name or in Debtor's name, demand, sue for, collect or receive any money or property at any time payable or receivable on account of, or securing, any such chattel paper, account, or other right to payment, or grant any extension to, make any compromise or settlement with or otherwise agree to waive, modify, amend or change the obligations (including collateral obligations) of any such account debtor or other obligor.

7. ASSIGNMENT OF INSURANCE. Debtor hereby assigns to Secured Party, as additional security for the payment of the Obligations, any and all moneys (including but not limited to proceeds of insurance and refunds of unearned premiums) due or to become due under and all other rights of Debtor under or with respect to, any and all policies of insurance covering the Collateral, and Debtor hereby directs the issuer of any such policy to pay any such moneys directly to Secured Party. After the occurrence of an Event of Default, Secured Party may (but need not), in its own name or in Debtor's name, execute and deliver proofs of claim, receive all such moneys, indorse checks and other instruments representing payment of such moneys, and adjust, litigate, compromise or release any claim against the issuer of such policy.

8. EVENTS OF DEFAULT. An event of default under that certain Credit Agreement between Debtor and National City Bank dated the date hereof, and attached as Exhibit A to this Agreement, shall constitute an event of default under this Agreement (herein called "Event of Default").


9. REMEDIES UPON EVENT OF DEFAULT. Upon the occurrence of an Event of Default under Section 8 and at any time thereafter, Secured Party may exercise any one or more of the following rights and remedies:

         (i) declare all unmatured Obligations to be immediately due and payable, and the same shall thereupon be immediately due and payable, without presentment or other notice or demand;

         (ii) exercise and enforce any or all rights and remedies available upon default to a secured party under the Uniform Commercial Code, including but not limited to the right to take possession of any Collateral, proceeding without judicial process (without a prior hearing or notice thereof, which Debtor hereby expressly waives), and the right to sell, lease or otherwise dispose of any or all of the Collateral, and in connection therewith, Secured Party may require Debtor to make the Collateral available to Secured Party at a place to be designated by Secured Party which is reasonably convenient to both parties, and if notice to Debtor of any intended disposition of Collateral or any other intended action is required by law in a particular instance, such notice shall be deemed commercially reasonable if given (in the manner specified in Section
11) at least 10 calendar days prior to the date of intended disposition or other action;

         (iii) exercise or enforce any or all other rights or remedies available to Secured Party by law or agreement against the Collateral, against Debtor or against any other person or property. Upon the occurrence of the Event of Default described in Section 8(v)(B), all Obligations shall be immediately due and payable without demand or notice thereof. Secured Party is hereby granted a nonexclusive, worldwide and royalty-free license to use or otherwise exploit all trademarks, trade secrets, franchises, copyrights and patents of Debtor that Secured Party deems necessary or appropriate to the disposition of any Collateral.

10. OTHER PERSONAL PROPERTY. Unless at the time Secured Party takes possession of any tangible Collateral, or within seven days thereafter, Debtor gives written notice to Secured Party of the existence of any goods, papers or other property of Debtor, not affixed to or constituting a part of such Collateral, but which are located or found upon or within such Collateral, describing such property, Secured Party shall not be responsible or liable to Debtor for any action taken or omitted by or on behalf of Secured Party with respect to such property without actual knowledge of the existence of any such property or without actual knowledge that it was located or to be found upon or within such Collateral.

11. MISCELLANEOUS. This Agreement does not contemplate a sale of accounts, or chattel paper. Debtor agrees that each provision whose box is checked is a part of this Agreement. This Agreement can be waived, modified, amended, terminated or discharged and the Security Interest can be released, only explicitly in a writing signed by Secured Party. A waiver signed by Secured Party shall be effective only in the specific instance and for the specific purpose given. Mere delay or failure to act shall not preclude the exercise or enforcement of any of Secured Party's rights or remedies. All rights and remedies of Secured Party shall be cumulative and may be exercised singularly or concurrently, at Secured Party's option, and the exercise or enforcement of any one such right or remedy shall neither be a condition to nor bar the exercise or enforcement of any other. All notices to be given to Debtor shall be deemed sufficiently given if delivered or mailed by registered or certified mail, postage prepaid, to Debtor at its address set forth above or at the most recent address shown on Secured Party's records. Secured Party's duty of care with respect to Collateral in its possession (as imposed by law) shall be deemed fulfilled if Secured Party exercises reasonable care in physically safekeeping such Collateral or, in the case of Collateral in the custody or possession of a bailee or other third person, exercises reasonable care in the selection of the bailee or other third person, and Secured Party need not otherwise preserve, protect, insure or care for any Collateral. Secured Party shall not be obligated to preserve any rights Debtor may have against prior parties, to realize on the Collateral at all or in any particular manner or order, or to apply any cash proceeds of Collateral in any particular order of application. Secured Party has no obligations to attempt to satisfy the Obligations by collecting them from any other person liable for them and Secured Party may release, modify or waive any collateral provided by any other person to secure any of the Obligations, all without affecting Secured Party's rights against Debtor. Debtor hereby waives any right it may have to require Secured Party to pursue any third person for any of the Obligations. This Agreement shall be binding upon and inure to the benefit of Debtor and Secured Party and their respective heirs, representatives, successors and assigns and shall take effect when signed by Debtor and delivered to Secured Party, and Debtor waives notice of Secured Party's acceptance hereof. Secured Party may execute this Agreement if appropriate for the purpose of filing, but the failure of Secured Party to execute this Agreement shall not affect or impair the validity or effectiveness of this Agreement. A carbon, photographic or other reproduction of this Agreement or of any financing statement signed by the Debtor shall have the same force and effect as the original for all purposes of a financing statement. This Agreement shall be governed by the internal laws of the where the main office of the Secured Party is located. If any provision or application of this Agreement is held unlawful or unenforceable in any respect, such illegality or unenforceability shall not affect other provisions or applications which can be given effect and this Agreement shall be construed as if the unlawful or unenforceable provision or application had never been contained herein or prescribed hereby. All representations and warranties contained in this Agreement shall survive the execution, delivery and performance of this Agreement and the creation and payment of the Obligations. If this Agreement is signed by more than one person as Debtor, the term "Debtor" shall refer to each of them separately and to both or all of them jointly; all such persons shall be bound both severally and jointly with the other(s); and the Obligations shall include all debts, liabilities and obligations owed to Secured Party by any Debtor solely or by both or several or all Debtors jointly or jointly and severally, and all property described in Section 1 shall be included as part of the Collateral, whether it is owned jointly by both or all Debtors or is owned in whole or in part by one (or more) of them.


CELSIUS, INC.                               AERO SYSTEMS ENGINEERING, INC.



By__________________________________        By_________________________________

Title_________________________________      Title______________________________


                                            By_________________________________

                                            Title______________________________

                                   SCHEDULE A
                                   ----------

                               SECURITY INTERESTS


1.) COMBINATION MORTGAGE, ASSIGNMENT OF RENTS, SECURITY AGREEMENT AND FIXTURE FINANCING STATEMENT. This Combination Mortgage, Assignment of Rents, Security Agreement and Fixture Financing Statement ("Mortgage"), dated as of September ___, 2001 is made by Aero Systems Engineering, Inc., a Minnesota corporation (the "Mortgagor"), for the benefit of National City Bank of Minneapolis, MN in the aggregate principal amount of $9,000,000.00.

                                    EXHIBIT A
                                    ---------
                                CREDIT AGREEMENT




                   COMBINATION MORTGAGE, ASSIGNMENT OF RENTS,
               SECURITY AGREEMENT AND FIXTURE FINANCING STATEMENT


         This Combination Mortgage, Assignment of Rents, Security Agreement and Fixture Financing Statement ("Mortgage"), dated as of September __, 2001 is made by Aero Systems Engineering, Inc., a Minnesota corporation (the "Mortgagor"), for the benefit of Celsius Inc., a Delaware corporation (the "Mortgagee"). Capitalized terms used, but not otherwise defined herein, shall have the meanings set forth in the Promissory Note referred to below.

                                    RECITALS
                                    --------

         WHEREAS, the Mortgagor has entered into a Promissory Note, dated as of the date hereof, with the Mortgagee (such Agreement, together with any and all amendments, supplements or modifications thereof and any and all notes issued in substitution therefor, or restatements thereof, is herein called the "Note");

         WHEREAS, the Mortgagor has executed the Note, dated as of the date hereof, payable to the Mortgagee in the aggregate principal amount of One Million and Five Hundred Thousand Dollars ($1,500,000.00) to evidence the Mortgagor's obligation to repay the advances to be made by the Mortgagee under the Note;

         WHEREAS, the principal of the Note, with interest thereon at the rate or rates provided in the Note, is finally due and payable as provided in the Note; and

         WHEREAS, as a condition to making the initial advance under the Note, the Mortgagee has required the execution and delivery of this Mortgage to the Mortgagee.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS MORTGAGE, THE MAXIMUM PRINCIPAL AMOUNT OF INDEBTEDNESS SECURED BY THIS MORTGAGE, EXCLUDING ADVANCES MADE BY THE MORTGAGEE IN PROTECTION OF THE MORTGAGED PROPERTY OR THE LIEN OF THIS MORTGAGE, IS $1,500,000.

         NOW, THEREFORE, in consideration of the Mortgagor's interest in the premises contained herein and for the purpose of securing (a) the repayment of the indebtedness evidenced by the Note, including all interest thereon, (b) the payment of all other sums with interest thereon as may be advanced by the Mortgagee in accordance with this Mortgage and any other instruments securing payment of the

Note (the indebtedness evidenced by the Note and all such other sums are hereinafter collectively referred to as the "Indebtedness"), and (c) the performance of all the covenants and agreements of the Mortgagor contained in the Note and this Mortgage, the Mortgagor does hereby mortgage, grant, bargain, sell, assign, transfer and convey unto the Mortgagee forever, for the benefit of the Mortgagee, all the tracts or parcels of land located in Ramsey County and Hennepin County, Minnesota, described in Exhibit A attached hereto (the "Land"), together with all of the Mortgagor's rights, title, claim and interest, now owned or hereafter acquired, in and to:

(1) all of the buildings, structures and other improvements now standing or at any time hereafter constructed or placed upon the Land (the "Improvements");

(2) all building materials, fixtures, furniture, appurtenances, apparati, machinery, goods, supplies, equipment, vehicles, parts, tools and other tangible personal property of any and every nature whatsoever that is now or hereafter (A) attached or affixed to the Land or the Improvements, or both, (B) situated upon or about the Land or Improvements, or both, regardless of whether physically affixed or severed or capable of severance from the Land or Improvements, or (C) regardless of where situated, used, usable, or intended to be used in connection with any present or future use, operation, occupation or enjoyment of or upon the Land, including without limitation any and all heating, air conditioning, water, gas, lighting, incinerating and power equipment; engines, compressors, conveyors, condensers, fans, dryers, blowers, pipes, pumps, tanks, motors, conduits, wiring and switchboards; plumbing, lifting, cleaning, fire prevention, fire extinguishing, sprinkling, refrigerating, ventilating, waste removal and communications equipment and apparatus; boilers, furnaces, vacuum cleaning systems, elevators, exhaust systems, refrigerators, cabinets and partitions; rugs, attached floor coverings, lockers, building materials; furniture, finishings and office equipment; and any additions, accessions, renewals, replacements and substitutions of any or all of the foregoing, it being understood that the enumeration of any specific articles of tangible property shall in no way exclude or be held to exclude any items of tangible property not specifically mentioned;

(3) all easements, interests, privileges, licenses, permits and other rights of any nature whatsoever benefiting or otherwise appurtenant to the Land or the Improvements, or both, including without limitation, the benefit of all rights of-way, easements, riparian and littoral rights, water, water rights and powers, rights to and to sell fill, strips or gores of land, streets, alleys, ways, passages, paving, railroad sidings, drainage rights, sewer rights, and rights of ingress and egress to and from the Land and all adjoining property, whether now existing or hereafter arising, together with the reversion or reversions, remainder or remainders; leases, rents, issues, incomes, and profits of, related to or in any way arising, from any portion of the Land or the Improvements; all rights, royalties and profits in connection with all minerals, oil and gas and other hydrocarbon substances thereon or therein, development rights or credits, air rights, water, water rights flowing through, belonging or in any way appertaining to the Land, and all of the Mortgagor's water rights that are personal property under Minnesota law, including but not limited to all ditch and ditch rights, reservoir and reservoir rights, stock or interests in water, irrigation or ditch companies, permits, consents, operating agreements, consent orders and all other tangible property and rights relating to any or all of the aforesaid property or the operation thereof; all flowers, shrubs, landscaping, trees and timber and other emblements now or hereafter located on the Land or under or above the same, or any part of parcel thereof;

(4) all of the water, sanitary and storm sewer systems and lines now or hereafter owned by the Mortgagor which are now or hereafter located on, over or upon the Land or any part thereof, including all water mains, service laterals, hydrants, valves and appurtenances, lift and pump stations, sanitary sewer lines, sanitary sewer mains, sanitary sewer laterals, sanitary sewer manholes and sanitary sewer appurtenances;

(5) all of Mortgagor's right, title, interest, property, claim, demand, judgments, awards proceeds and settlements or payments, including interest thereon and the right to receive the same, at law as well as in equity, as a result of (A) insurance proceeds pursuant to the insurance provisions hereof, or (B) the exercise of the right of eminent domain or other condemnation or taking of the property encumbered by this Mortgage, or (C) the alteration of the grade of any street, or (D) any other injury to, condemnation of, taking or requisitioning of, conversion of (voluntary or involuntary), damage to or decrease in the value of the property encumbered by this Mortgage;

(6) all plans; specifications; maps; surveys; studies; reports; permits; licenses; architectural, engineering, development, construction, management, maintenance, service and other contracts; books of account; insurance policies; and other documents, of whatever kind or character, relating to the use, development, construction upon, occupancy, leasing, management, sale or operation of the Land and the Improvements;

(7) all additions, accessions, increases, parts, fittings, accessories, replacements, substitutions, betterments, repairs and proceeds to any and all of the foregoing

(all of the foregoing, together with the Land are hereinafter referred to as the "Mortgaged Property"). As to Parcel 3 on Exhibit A, the Mortgaged Property is subject to the terms and conditions contained in the Ground Lease, dated September 1, 1977, by and between Port Authority of the City of Saint Paul, as Landlord, and Mortgagor as Tenant.

         To Have and To Hold the Mortgaged Property unto the Mortgagee, its successors and assigns, forever; provided, nevertheless, that this Mortgage is upon the express condition that if the Mortgagor shall pay as and when due and payable the principal of and interest on the Note and all other Indebtedness, and shall cancel and terminate any commitment of the Mortgagee to make future advances to the Mortgagor, and shall also keep and perform each and every covenant and agreement of the Mortgagor herein contained, then this Mortgage and the estate hereby granted shall cease and be and become void and shall be released and satisfied of record at the expense of the Mortgagor; otherwise this Mortgage shall be and remain in full force and effect.

         The Mortgagor represents, warrants and covenants to and with the Mortgagee that it is lawfully seized of the Land described on Exhibit A as Parcels 1 and 2 in fee simple, and owns a leasehold interest with an option to purchase the Land described on Exhibit A as Parcel 3, and has good right and full power and authority under all applicable provisions of law and under its Articles of Incorporation and Bylaws to execute this Mortgage and to mortgage the Mortgaged Property; that the Mortgaged Property is free from all liens, security interests and encumbrances except as listed in Exhibit B attached hereto; and that the Mortgagor will warrant and defend the title to the Mortgaged Property and the lien and priority of this Mortgage against all claims and demands of all persons whomsoever, whether now existing or hereafter arising, not listed in Exhibit B. The covenants and warranties of this paragraph shall survive foreclosure of this Mortgage and shall run with the Land.

         The Mortgagor further covenants and agrees as follows:

               1. Payment of the Note. The Mortgagor will duly and punctually pay the principal of and interest on the Note in accordance with the terms of the Note and all other Indebtedness, when and as due and payable. The provisions of the Note are hereby incorporated by reference into this Mortgage as fully as if set forth at length herein.

               2. Fund for Taxes and Assessments.

(a) Upon the written request by the Mortgagee following the occurrence and during the continuance of an Event of Default hereunder, the Mortgagor shall pay to the Mortgagee on the first day of each month until the Event of Default is cured, a sum equal to one-twelfth of the yearly taxes and assessments levied against the Mortgaged Property as estimated initially and from time to time by the Mortgagee, to be applied by the Mortgagee to pay said taxes and assessments (such amounts being hereafter referred to as the "Funds"). The Mortgagee shall apply the Funds to pay said taxes and assessments prior to the date that penalty attaches for nonpayment so long as the amount of Funds held by the Mortgagee is sufficient at that time to make such payments. Such Funds shall not be, nor be deemed to be, trust funds, and the Mortgagee shall have the right to hold the Funds in any manner the Mortgagee elects and may commingle the Funds with other moneys held by the Mortgagee.

(b) If the amount of the Funds held by the Mortgagee shall exceed at any time the amount deemed necessary by the Mortgagee to provide for the payment of taxes and assessments, such excess shall, at the option of the Mortgagee, either be promptly repaid to the Mortgagor or be credited to the Mortgagor on the next monthly installment of Funds due. If at any time the amount of the Funds held by the Mortgagee shall be less than the amount deemed necessary by the Mortgagee to pay taxes and assessments as they fall due, the Mortgagor shall promptly pay to the Mortgagee any amount necessary to make up the deficiency upon notice from the Mortgagee to the Mortgagor requesting payment thereof. The Funds are hereby pledged to the Mortgagee as additional security for the Indebtedness.

(c) The Mortgagee may apply in any order as the Mortgagee shall determine in its sole discretion, any Funds held by the Mortgagee at the time of application to pay taxes and assessments which are then or will thereafter become due or as a credit against the Indebtedness. Upon payment in full of all Indebtedness and the expiration or termination of any commitment of the Mortgagee to make advances under the Note, the Mortgagee shall promptly refund to the Mortgagor any Funds held by the Mortgagee.

               3. Payment of Taxes, Assessments and Other Charges. Subject to payments in the manner provided under paragraph 2 and to paragraph 7 relating to contests, the Mortgagor shall pay before a penalty might attach for nonpayment thereof, all taxes and assessments and all other charges whatsoever levied upon or assessed or placed against the Mortgaged Property, except that assessments may be paid in installments so long as no fine or penalty is added to any installment for the nonpayment thereof. The Mortgagor shall likewise pay when due all taxes, assessments and other charges, levied upon or assessed, placed or made against, or measured by, this Mortgage, or the recordation hereof, or the Indebtedness secured hereby. In the event of any legislative action or judicial decision after the date of this Mortgage, imposing upon the Mortgagee the obligation to pay any such taxes, assessments or other charges, or deducting the amount secured by this Mortgage from the value of the Mortgaged Property for the purpose of taxation, or changing in any way the laws now in force for the taxation of mortgages, deeds of trust or debts secured thereby, or the manner of the operation of any such taxes so as to affect the interests of the Mortgagee, then, and in such event, the Mortgagor shall bear and pay the full amount of such taxes, assessments or other charges. Notwithstanding the foregoing provisions of this paragraph, if for any reason payment by the Mortgagor of any such taxes, assessments or other charges would be unlawful, or if the payment thereof would render the indebtedness evidenced by the Note usurious, the Mortgagee may declare the whole sum secured by this Mortgage, with interest thereon, to be immediately due and payable. The Mortgagor shall promptly furnish to the Mortgagee all notices received by the Mortgagor of amounts due under this paragraph and in the event the Mortgagor shall make payment directly, the Mortgagor shall promptly furnish to the Mortgagee receipts evidencing such payments.

               4. Payment of Utility Charges. Subject to paragraph 7 relating to contests, the Mortgagor shall pay all charges (exclusive of charges which are the obligations of third parties to pay) made by utility companies, whether public or private, for electricity, gas, heat, water, or sewer, furnished or used in connection with the Mortgaged Property or any part thereof, and will, upon written request of the Mortgagee, furnish proper receipts evidencing such payment.

               5. Liens. Subject to paragraph 7 hereof relating to contests, the Mortgagor shall not create, incur or suffer to exist any lien, encumbrance or charge on the Mortgaged Property or any part thereof, other than the liens set forth in Exhibit B hereto. Subject to paragraph 7 hereof relating to Contests, the Mortgagor shall pay, when due, the claims of all persons supplying labor or materials to or in connection with the Mortgaged Property within fifteen (15) calendar days of the date that the Mortgagor or the Mortgagee receives notice of same, whichever occurs first.

               6. Compliance with Permitted Encumbrances and Laws. Subject to paragraph 7 relating to contests, the Mortgagor shall comply with all present and future statutes, laws, rules, orders, regulations and ordinances affecting the Mortgaged Property, any part thereof or the use or operation thereof and shall comply with all covenants, conditions and restrictions applicable to the Mortgagor which are contained in any document constituting a permitted encumbrance as set forth in Exhibit B hereto.

               7. Permitted Contests. The Mortgagor shall not be required to (i) pay any tax, assessment or other charge referred to in paragraph 3 hereof, (ii) pay any charge referred to in paragraph 4 hereof, (iii) discharge or remove any lien, encumbrance or charge referred to in paragraph 5 hereof, or (iv) comply with any statute, law, rule, regulation or ordinance referred to in paragraph 6 hereof, so long as the Mortgagor shall (1) contest, in good faith, the existence, amount or the validity thereof, the amount of damages caused thereby or the extent of its liability therefor, by appropriate proceedings which shall operate during the pendency thereof to prevent (A) the collection of, or other realization upon the tax, assessment, charge or lien, encumbrance or charge so contested, (B) the sale, forfeiture or loss of the Mortgaged Property or any part thereof and (C) any interference with the use or occupancy of the Mortgaged Property or any part thereof and (2) shall give such security to the Mortgagee as may be demanded by the Mortgagee to ensure compliance with the foregoing provisions of this paragraph 7. The Mortgagor shall give prompt written notice to the Mortgagee of the commencement of any contest referred to in this paragraph 7.

               8. Insurance.

(a) Risks to be Insured. The Mortgagor, at its sole cost and expense, will maintain insurance of the following character:

         (i) Insurance on any Improvements now existing or hereafter erected on the Land and on the fixtures and personal property included in the Mortgaged Property against loss by fire, and other hazards covered by the so-called "all-risk" form of policy without a co-insurance clause in an amount equal to the actual replacement cost thereof (exclusive of foundations and excavations) without deduction for physical depreciation. The Mortgagor will at its sole cost and expense, from time to time and at any time, at the request of the Mortgagee, provide the Mortgagee with evidence satisfactory to the Mortgagee of the replacement cost of the Mortgaged Property. While any Improvement is in the course of being constructed or rebuilt on the Land, the Mortgagor shall provide the aforesaid hazard insurance in builder's risk completed value form, including coverage available on the so-called "all-risk" non-reporting form of policy for an amount equal to 100% of the insurable replacement value of such building or other improvement.

         (ii) If the Mortgaged Property includes steam boilers or other equipment for the generation or transmission of steam, insurance against loss or damage by explosion, rupture or bursting of steam boilers, pipes, turbines, engines and other pressure vessels and equipment, in an amount satisfactory to the Mortgagee, without a co-insurance clause.

         (iii) If the Land or any part thereof is located in a designated official flood-hazardous area, flood insurance insuring the Improvements now existing or hereafter erected on the Land in an amount equal to the lesser of the outstanding principal balance of the Indebtedness or the maximum limit of coverage made available with respect to such Improvements under the Federal Flood Disaster Protection Act of 1973, as amended, and the regulations issued thereunder.

         (iv) Comprehensive general liability insurance, including broad form property damage, blanket contractual and personal injuries (including death resulting therefrom), containing minimum limits per occurrence not less than $1,000,000.

         (v) While any Improvement is in the course of being constructed, renovated or rebuilt on the Land, such workers' compensation insurance as is required by statute.

         (vi) Insurance against interruption of business in respect of the Mortgaged Property in an amount sufficient to pay one (1) year's debt service on the Note (assuming that the loan evidenced by the Note has been fully advanced), including principal and interest thereof and together with tax and assessment payments described in paragraph 2.

         (vii) Such other insurance as may from time to time be reasonably required by the Mortgagee in order to protect the interest of the Mortgagee.

(b) Policy Provisions. All policies of insurance required pursuant to paragraph 8(a): (1) shall contain a standard noncontributory mortgagee clause naming Mortgagee as the person to which all payments made by such insurance company shall be paid, (2) shall be maintained throughout the term of this Mortgage without cost to Mortgagee, (3) shall contain such provisions as Mortgagee deems reasonably necessary or desirable to protect the interests of the Mortgagee, including, without limitation, endorsements providing that neither Mortgagor, Mortgagee nor any other party shall be a co-insurer under said policies and that Mortgagee shall receive at least thirty (30) days prior written notice or, if the risk is reinsured, at least thirty (30) days prior written notice, of any modification, reduction or cancellation,
         (4) shall be for a term of not less than one year, (5) shall be issued by an insurer licensed in the State of Minnesota, (6) shall provide that Mortgagee may, but shall not be obligated to, make premium payments to prevent any cancellation, endorsement, alteration or reissuance, and such payments shall be accepted by the insurer to prevent same, (7) shall be satisfactory in form and substance to Mortgagee and shall be approved by Mortgagee as to amounts, form, risk coverage, deductibles, loss payees and insureds, and (8) shall provide that all claims shall be allowable on events as they occur. All insurance policies and renewals thereof maintained by the Mortgagor pursuant to subparagraphs (a)(i) through (a)(iii) and (a)(vi) above shall contain a standard mortgagee clause in favor of and in form acceptable to the Mortgagee. The insurance maintained pursuant to subparagraph (a)(iv) and (a)(v) shall name the Mortgagee as an additional insured. Within ten (10) days after written demand, Mortgagor shall reimburse Mortgagee for all of Mortgagee's reasonable costs and expenses incurred in obtaining any or all of said policies or otherwise causing the compliance with the terms and provisions of this paragraph 8, including (without limitation) obtaining updated flood hazard certificates and replacement of any so-called "forced placed" insurance coverages. All policies required pursuant to paragraph 8(a) shall be issued by an insurer with a claims paying ability rating of "A" or better by Standard & Poor's Ratings Services. Mortgagor shall pay the premiums for such policies as the same become due and payable. If Mortgagor receives from any insurer any written notification or threat of any actions or proceedings regarding the non-compliance or non-conformity of the Mortgaged Property with any insurance requirements, Mortgagor shall give prompt notice thereof to Mortgagee.

(c) Delivery of Policy. Upon demand, the Mortgagor will deliver to the Mortgagee copies of certificates satisfactory to the Mortgagee evidencing the insurance which is required under subparagraphs (a)(i) through (a)(vi) and the Mortgagor shall promptly furnish to the Mortgagor copies of all renewal notices and all receipts of paid premiums received by them.

(d) Assignment of Policies. In the event of the entry of judgment of foreclosure, sale of the Mortgaged Property by non-judicial foreclosure sale or delivery of a deed in lieu of foreclosure, Mortgagee hereby is authorized (without the consent of Mortgagor) to assign any and all policies to the purchaser or transferee thereunder, or to take such other steps as Mortgagee may deem advisable to cause the interest of such transferee or purchaser to be protected by any of the policies without credit or allowance to Mortgagor for prepaid premiums thereon.

(e) Notice of Damage or Destruction, Adjusting Loss. If the Mortgaged Property or any part thereof shall be damaged or destroyed by fire or other casualty, the Mortgagor will promptly give written notice thereof to the insurance carrier and the Mortgagee, and will not adjust any damage or loss which is estimated by the Mortgagee in good faith to exceed $100,000 unless the Mortgagee shall have joined in such adjustment; but if there has been no adjustment of any such damage or loss within four months from the date of occurrence thereof and if an Event of Default shall exist at the end of such four-month period or at any time thereafter, the Mortgagee may alone make proof of loss, adjust and compromise any claim under the policies and appear in and prosecute any action arising from such policies. In connection therewith, the Mortgagor does hereby irrevocably authorize, empower and appoint the Mortgagee as attorney-in-fact for the Mortgagor (which appointment is coupled with an interest) to do any and all of the foregoing in the name and on behalf of the Mortgagor.

(f) All sums paid under any policy required by subparagraphs 8(a)(i) through a(iii) and a(vi) shall be paid directly to the Mortgagee. If the aggregate cost of restoration or repair of the Mortgaged Property destroyed by the casualty giving rise to such proceeds does not (in the reasonable judgment of the Mortgagee) exceed 75% of the outstanding balance of the Note, the Mortgagee shall, upon the Mortgagor's request, apply such sums (after first deducting therefrom the Mortgagee's expenses incurred in collecting the same, including reasonable attorneys' fees) to such restoration or repair (the "Restoration") upon satisfaction of the following conditions:

         (i) No Event of Default or event that, but for the passing of time or the giving of notice, or both, would be an Event of Default, shall have occurred and be continuing at the time of such request.

         (ii) Prior to commencing the Restoration, other than temporary work to protect property or prevent interference with business, the Mortgagee shall have been furnished and shall have approved (A) the plans and specifications for the Restoration, (B) the Mortgagor's choice of an architect or engineer for the purpose of supervising the Restoration, (C) a sworn construction statement duly executed by the Mortgagor, showing all costs and expenses of any kind incurred or estimated to be incurred in completing the Restoration, (D) a copy of each contract let by the Mortgagor relating to completion of the Restoration, and (E) evidence satisfactory to the Mortgagee that all required permits for completion of the Restoration have been obtained.

         (iii) The Mortgagor shall deposit with the Mortgagee the difference, if any, between the cost of the Restoration and the amount of the insurance proceeds available for such purpose.

         (iv) The Mortgaged Property can, in Mortgagee's judgment, with diligent restoration or repair, be returned to an economic unit not less valuable and not less useful than the Mortgaged Property was prior to the casualty within the earlier to occur of (i) six months after receipt of the insurance proceeds by either Mortgagor or Mortgagee and (ii) the stated maturity date of the Note.

         (v) The Mortgagor shall authorize the Mortgagee to disburse such funds and such proceeds in installments as work progresses and to pay fees and charges of any title insurance company engaged as disbursing agent, including but not limited to fees in connection with title searches as to mechanics' liens arising in connection with the Restoration, fees of any architect or engineer engaged by the Mortgagee to review the plans and specifications for the Restoration and to make periodic inspections of the Restoration, and reasonable attorney's fees incurred by the Mortgagee in connection with the Restoration.

         (vi) Each request for a draw of such funds shall be limited to the total costs of Restoration actually incurred to the date of such draw request, minus such holdback as the Mortgagee may reasonably require, and minus prior disbursements made by the Mortgagee to the Mortgagor in connection with any previous draw made in connection with the Restoration.

         (vii) At the time of submission of any draw request, the Mortgagor shall submit to the Mortgagee a search prepared by a title insurance company acceptable to the Mortgagee, showing that no mechanic's liens appear of record with respect to the Mortgaged Property that have not been discharged of record.

         (viii) To the extent that the cost of completing the Restoration, as estimated at any time and from time to time by the Mortgagee in good faith, shall exceed the proceeds and funds then held by the Mortgagee for such Restoration, the Mortgagor shall promptly deposit with the Mortgagee an amount equal to such excess. The Mortgagee may disburse such deposited sums prior to further disbursement of any insurance proceeds.

         (ix) The Mortgagor shall have provided to the Mortgagee such zoning letters, surveys and other documentation as the Mortgagee shall reasonably require to establish that upon completion of the Restoration the Mortgaged Property shall (i) be in compliance with all applicable laws, regulations and ordinances, and (ii) shall have access to public streets which the Mortgagee shall determine either is identical to or better than the access to the Mortgaged Property which existed prior to the event which necessitated the Restoration.

         (x) The Mortgagor shall have provided to the Mortgagee letters of estoppel from each tenant, if any, of the Mortgaged Property confirming that such tenant's Lease will remain in full force and effect following the Restoration.

                In all other cases, namely, in the event that the Mortgagor does not elect to restore or repair the Mortgaged Property pursuant to the above provisions of this paragraph 8(f) or otherwise fails to meet the requirements of clauses (i) through (x) above, then, in any such event, the Mortgagee may, in its discretion and notwithstanding the adequacy of its security, either make such proceeds available to the Mortgagor for the Restoration upon the conditions and in accordance with such procedures as the Mortgagee may require, or apply the proceeds toward reduction of the Indebtedness, in such order of application as the Mortgagee may determine. Any application of insurance proceeds to the principal of the Note shall not extend or postpone the due dates of the principal installment payments due under the Note or change the amount of any such installments.

(g) Reimbursement of the Mortgagee's Expenses. The Mortgagor shall promptly reimburse the Mortgagee upon demand for all of the Mortgagee's expenses incurred in connection with the collection of the insurance proceeds, including but not limited to reasonable attorneys' fees, and all such expenses, together with interest from the date of disbursement at an annual rate equal to the interest rate in effect under the Note at the Default Rate (unless collection of interest from the Mortgagor at such rate would be contrary to applicable law, in which event such amounts shall bear interest at the highest rate which may be collected from the Mortgagor under applicable law) shall be additional amounts secured by this Mortgage.

               9. Preservation and Maintenance of the Mortgaged Property. The Mortgagor (i) shall keep the Improvements now or hereafter erected on the Land in safe and good repair and condition, ordinary depreciation excepted; (ii) shall, upon damage to or destruction of the Mortgaged Property or any part thereof by fire or other casualty, restore, repair, replace or rebuild the Mortgaged Property that is damaged or destroyed to the condition it was in immediately prior to such damage or destruction, whether or not any insurance proceeds are available or sufficient for such purpose, unless the Mortgagee shall have elected to apply insurance proceeds to the reduction of the Indebtedness in accordance with paragraph 8(f) above; (iii) shall constantly maintain the parking and landscaped areas of the Mortgaged Property; (iv) shall not commit waste or permit impairment or deterioration of the Mortgaged Property; (v) shall not cause or permit any alteration of the design or structural character of any Improvement now or hereafter erected on the Land; and (vi) shall not remove from the Land any of the fixtures and personal property included in the Mortgaged Property except as permitted by the Note.

               10. Inspection. The Mortgagee, or its agents, shall have the right at all reasonable times, to enter upon the Mortgaged Property for the purposes of inspecting the Mortgaged Property or any part thereof; it being understood that such rights of inspection shall not affect the rights of inspection granted to the Mortgagee in the Note.

               11. Protection of the Mortgagee's Security. Subject to the rights of the Mortgagor under paragraph 7 hereof, if the Mortgagor fails to perform any of the covenants and agreements (except for Section 1) contained in this Mortgage within ten (10) days after Mortgagee's written demand or if any action or proceeding is commenced which affects the Mortgaged Property or the interest of the Mortgagee therein, or the title thereto, then the Mortgagee, at Mortgagee's option, may perform such covenants and agreements, defend against and/or investigate such action or proceeding, and take such other action as the Mortgagee deems necessary to protect the Mortgagee's interests. The Mortgagee is hereby given the irrevocable power of attorney in connection therewith (which power is coupled with an interest and is irrevocable) to enter upon the Mortgaged Property as the Mortgagor's agent in the Mortgagor's name to perform any and all covenants and agreements to be performed by the Mortgagor as herein provided. Any amounts or expenses disbursed or incurred by the Mortgagee pursuant to this paragraph 11, with interest thereon, shall become additional Indebtedness of the Mortgagor secured by this Mortgage. Unless the Mortgagor and the Mortgagee agree in writing to other terms of repayment, such amounts shall be immediately due and payable, and shall bear interest from the date of disbursement at the Default Rate under the Note, unless collection from the Mortgagor of interest at such rate would be contrary to applicable law, in which event such amounts shall bear interest at the highest rate which may be collected from the Mortgagor under applicable law. The Mortgagee shall, at its option, be subrogated to the lien of any mortgage or other lien discharged in whole or in part by the Indebtedness or by the Mortgagee under the provisions hereof, and any such subrogation rights shall be additional and cumulative security for this Mortgage. Nothing contained in this paragraph 11 shall require the Mortgagee to incur any expense or do any act hereunder, and the Mortgagee shall not be liable to the Mortgagor for any damages or claims arising out of action taken, unless such action constitutes gross negligence or willful misconduct by the Mortgagee pursuant to this paragraph 11.

               12. Condemnation.

(a) The Mortgagor hereby irrevocably assigns to the Mortgagee any award or payment which becomes payable to the Mortgagor on account of the Mortgaged Property by reason of any taking of the Mortgaged Property, or any part thereof, whether directly or indirectly or temporarily or permanently, in or by condemnation or other eminent domain proceedings (hereinafter called "Taking"). Forthwith upon receipt by the Mortgagor of notice of the institution of any proceeding or negotiations for a Taking, the Mortgagor shall give notice thereof to the Mortgagee. The Mortgagee may appear in any such proceedings and participate in any such negotiations and may be represented by counsel. The Mortgagor, notwithstanding that the Mortgagee may not be a party to any such proceeding, will promptly give to the Mortgagee copies of all notices, pleadings, judgments, determinations and other papers received by the Mortgagor therein. The Mortgagor will not enter into any agreement permitting or consenting to the taking of the Mortgaged Property, or any part thereof, or providing for the conveyance thereof in lieu of condemnation, with anyone authorized to acquire the same in condemnation or by eminent domain unless the Mortgagee shall first have consented thereto in writing, which consent shall not be unreasonably withheld. All Taking awards shall be adjusted jointly by the Mortgagor and the Mortgagee. All awards payable as a result of a Taking shall be paid to the Mortgagee, which may, at its option, apply them, after first deducting the Mortgagee's expenses incurred in the collection thereof, to the payment of the Indebtedness, whether or not due and in such order of application as the Mortgagee may determine, or to the repair or restoration of the Mortgaged Property, in such manner as the Mortgagee may determine. Notwithstanding the previous sentence, any award payable as a result of a temporary or partial Taking that the Mortgagee reasonably believes will last no longer than six (6) months, after deducting the Mortgagee's expenses incurred in the collection thereof, shall be applied by the Mortgagee first to make improvements, repairs or restorations necessitated by such Taking and then in accordance with the previous sentence. Any application of Taking awards shall not extend or postpone the due dates of any regularly scheduled payment or mandatory prepayment payable under the Note or change the amount of any such payment or prepayment.

(b) If the Taking involves the taking of any Improvement now or hereafter located on the Land, the Mortgagor shall, upon receipt of the condemnation award, proceed, with reasonable diligence, to demolish and remove any ruins and complete repair or restoration of the Mortgaged Property as nearly as possible to its respective size, type and character immediately prior to the Taking, whether or not the condemnation awards are available or adequate to complete such repair or restoration. The Mortgagor shall promptly reimburse the Mortgagee upon demand for all of the Mortgagee's expenses (including reasonable attorney's fees) incurred in the collection of awards and their disbursement in accordance with this paragraph, and all such expenses, together with interest from the date of disbursement at the interest rate in effect under the Note at the Default Rate (unless collection of interest from the Mortgagor at such rate would be contrary to applicable law, in which event such amounts shall bear interest at the highest rate which may be collected from the Mortgagor under applicable law) shall be additional amounts secured by this Mortgage.

               13. Sale, Transfer or Encumbrance. If the Mortgagor shall voluntarily, involuntarily or by operation of law agree to, cause, suffer or permit (a) any sale, transfer, lease, sublease or conveyance of any interest of the Mortgagor, legal or equitable, in the Mortgaged Property; (b) any sale, transfer or encumbrance (i) of any of the stock interests in the Mortgagor, or (ii) that causes Minnesota AES, LLC to lose control of the Mortgagor; or (c) any mortgage, pledge, encumbrance or lien to be outstanding against the Mortgaged Property or any portion thereof, or any security interest to exist therein, except (i) as created by this Mortgage and the other documents which secure the Note, and except (ii) as listed in Exhibit B, without, in --------- each instance, the prior written consent of the Mortgagee, the Mortgagee may, at its election, declare the Indebtedness to be immediately due and payable, without notice to the Mortgagor (which notice the Mortgagor hereby expressly waives), and upon such declaration the entire Indebtedness shall be immediately due and payable, anything hereinabove or in the Note to the contrary notwithstanding.

         No transfer, conveyance, lease, sale or other disposition shall relieve the Mortgagor from personal liability for its obligations hereunder or under the Note, whether or not the transferee assumes this Mortgage. The Mortgagee may, without notice to the Mortgagor, deal with any successor owner of all or any portion of the Mortgaged Property in the same manner as with the Mortgagor, without in any way discharging the liability of the Mortgagor hereunder or under the Note.

               14. Security Interest. This Mortgage shall constitute a security agreement with respect to (and the Mortgagor hereby grants the Mortgagee a security interest in) all personal property and fixtures included in the Mortgaged Property as more specifically described in the granting clause above. The Mortgagor will, from time to time, at the request of the Mortgagee, execute any and all financing statements covering such personal property and fixtures (in a form satisfactory to the Mortgagee) as the Mortgagee may reasonably consider necessary or appropriate to perfect its security interest.

               15. Assignment of Rents.

(a) The Mortgagor hereby assigns and transfers to the Mortgagee all of the Mortgagor's right, title and interest in and to all leases, rents, issues, income or profits from the Mortgaged Property and each and every part thereof, including all present and future leases and rental agreements, for the purpose of securing the Indebtedness. The Mortgagor agrees not to default in performing its obligations under any lease or rental agreement with respect to the Mortgaged Property or any part thereof. This assignment may be enforced by the Mortgagee at any time during the existence of an Event of Default hereunder, without regard to the adequacy of the security hereof or the solvency of the Mortgagor, by any one or more of the following methods: (i) the appointment of a receiver; (ii) the Mortgagee's taking possession of the Mortgaged Property; (iii) the collection by the Mortgagee of any moneys payable under leases, purchase agreements or rental agreements directly from the parties obligated to make such payment; (iv) the obtaining of an injunction and (v) any other method permitted by law. This assignment shall constitute a perfected, absolute and present assignment; provided, however, that the Mortgagor shall have the right to collect the rents and to retain, use and enjoy the same unless and until an Event of Default occurs and continues hereunder. Receipt by the Mortgagee of rents, issues and profits and deposits shall not constitute a waiver of any right that the Mortgagee may enjoy under this Mortgage or under the laws of the State of Minnesota, nor shall the receipt and application thereof cure any Event of Default hereunder nor affect any foreclosure proceeding or any sale authorized by this Mortgage and the laws of the State of Minnesota. There shall be no merger of the leasehold estates, created by the leases, with the fee estate of the Mortgaged Property without the prior written consent of the Mortgagee.

(b) This assignment shall extend to and cover any and all extensions and renewals of existing and future leases and to any and all present and future rights against guarantors of any such obligations and to any and all rents, issues and profits collected under leases or other rentals. This assignment is given to facilitate payment and performance of the Note, this Mortgage and any other agreements at any time securing the Indebtedness. The Mortgagee shall not be obligated to perform or discharge any obligation, duty or liability under any lease or under or by reason of this assignment, and the Mortgagor shall and does hereby agree to indemnify and to hold the Mortgagee and the Mortgagee harmless from any liability, loss or damage that it might incur under any lease or under or by reason of this assignment and from any claims and demands whatsoever that may be asserted against it by reason of any alleged obligations or undertakings on the Mortgagee's part. Unless otherwise specified by the Mortgagee in writing, all existing and future leases for the use or occupancy of all or any part of the Mortgaged Property shall be subordinate to the lien of this Mortgage. The Mortgagor hereby appoints the Mortgagee its attorney-in-fact, coupled with an interest, empowering the Mortgagee to subordinate any leases to this Mortgage. In pursuance of this assignment, and not in lieu hereof, the Mortgagor shall on demand give the Mortgagee separate specific assignments of rents and leases, covering some or all of the leases, the terms of such assignments being incorporated herein by reference. The Mortgagee is hereby authorized to notify all lessees and tenants of the Mortgaged Property of the existence of any and all such assignments. The Mortgagor hereby authorizes and directs the lessees and tenants of the premises that, upon written notice from the Mortgagee, all payments required under said leases and rental agreements or in any way respecting the same, shall be made directly to the Mortgagee as they become due. The Mortgagor hereby relieves said purchasers, lessees and tenants from any liability to the Mortgagor by reason of said payments being made to the Mortgagee. With or without exercising the rights set forth in paragraph 17 hereof, the Mortgagee is authorized to give such written notice to tenants at any time during the existence of an Event of Default hereunder.

(c) All rents, profits, issues or income derived from the Mortgaged Property that are collected by the Mortgagee, its agent or a receiver pursuant to this paragraph 15 each month shall be applied as follows:

         (i) to payment of all reasonable fees of the receiver approved by the court;

         (ii) to payment of all tenant security deposits, if any, then owing to tenants under any of the leases pursuant to the provisions of Minnesota Statutes ss. 504B.178;

         (iii) to payment of all prior or current real estate taxes and special assessments with respect to the Mortgaged Property, or if the Mortgage requires periodic escrow payments for such taxes and assessments, to the escrow payments then due;

         (iv) to payment of all premiums then due for the insurance required by the provisions of the Mortgage, or if the Mortgage requires periodic escrow payments for such premiums, to the escrow payments then due;

         (v) to payment of expenses incurred for normal maintenance of the Mortgaged Property;

         (vi) if received prior to any foreclosure sale of the Mortgaged Property, to the Mortgagee for payment of the Indebtedness, but no such payment made after acceleration of the Indebtedness shall affect such acceleration;

         (vii) if received during or with respect to the period of redemption after a foreclosure sale of the Mortgaged Property:

                          (A) if the purchaser at the foreclosure sale is not
                    the Mortgagee, first to the Mortgagee to the extent of any deficiency of the sale proceeds to repay the Indebtedness, second to the purchaser as a credit to the redemption price, but if the Mortgaged Property is not redeemed, then to the purchaser of the Mortgaged Property;

                          (B) if the purchaser at the foreclosure sale is the
                    Mortgagee, to the Mortgagee.

The rights and powers of the Mortgagee under this paragraph 15 and the application of rents, profits, issues or income under this paragraph 15(c) shall continue until expiration of the redemption period from any foreclosure sale, whether or not any deficiency remains after a foreclosure sale.

               16. Events of Default. Each of the following occurrences shall constitute an event of default hereunder (an "Event of Default"):

(a)      An Event of Default shall occur and be continuing under the Note; or

(b) Any representation or warranty made by the Mortgagor in this Mortgage shall be untrue in any material respect as and when made; or

(c) The Mortgagor shall default in the performance of or breach its agreement contained in paragraph 13 hereof; or

(d) The Mortgagor shall fail to duly and punctually pay when and as due any payment for taxes and assessments required by paragraph 3 to be paid or shall fail to provide the insurance coverage required by paragraph 8(a); or

(e) The Mortgagor shall fail duly to perform or observe any covenant or agreement contained in this Mortgage (other than a covenant or agreement which is elsewhere in this paragraph 16 specifically dealt with) and such failure shall continue for 30 calendar days (if the failure cannot be cured in 30 days, then such additional time as may be necessary as long as Mortgagee acts diligently) after written notice thereof shall have been given to the Mortgagor by the Mortgagee; or

(f) Subject to paragraph 7 hereof relating to contests, a judgment, writ or warrant of attachment or execution or similar process shall be entered and become a lien on, or issued or levied against, the

         Mortgaged Property or any part thereof and shall not be released, vacated or fully bonded within 30 days after discovery by the Mortgagor.

               17. Acceleration, Foreclosure; Remedies. Upon the occurrence of any Event of Default and at any time thereafter while such Event of Default exists, the Mortgagee may, at its option, exercise one or more of the following rights and remedies (and any other rights and remedies available to it):

(a) The Mortgagee may, by written notice to the Mortgagor, declare immediately due and payable all unmatured Indebtedness, and the same shall thereupon be immediately due and payable, without further notice or demand.

(b) The Mortgagee shall have and may exercise with respect to all personal property and fixtures which are part of the Mortgaged Property, all the rights and remedies accorded upon default to a secured party under the Uniform Commercial Code as in effect in the State of Minnesota. If notice to the Mortgagor of the intended disposition of such property is required by law in a particular instance, such notice shall be deemed commercially reasonable if given to the Mortgagor (in the manner specified in paragraph 21) at least 10 calendar days prior to the date of intended disposition. Any such disposition may be either public or private as Mortgagee may so elect, subject to the provisions of the Uniform Commercial Code as in effect in the State of Minnesota. The Mortgagor shall pay on demand all costs and expenses incurred by the Mortgagee in exercising such rights and remedies, including but not limited to reasonable attorneys' fees and legal expenses.

(c) The Mortgagee may (and is hereby authorized and empowered to) foreclose this Mortgage by action or advertisement, pursuant to the statutes of the State of Minnesota in such case made and provided, power being expressly granted to sell the Mortgaged Property at public auction and convey the same to the purchaser in fee simple and, out of the proceeds arising from such sale, to pay all Indebtedness secured hereby with interest, and all legal costs and charges of such foreclosure and the maximum attorneys' fees permitted by law, which costs, charges and fees the Mortgagor agrees to pay.

(d) The Mortgagee may seek the appointment of a receiver to take charge of the Mortgaged Property, to collect the rents, issues, income and profits therefor, to care for and repair the Mortgaged Property, to improve the same when necessary or desirable, to lease and rent the Mortgaged Property or portions thereof (including leases extending beyond the term of the receivership), and otherwise to use the property and to exercise such other duties as may be fixed by the court. The Mortgagor specifically agrees that the court may appoint a receiver without regard to the adequacy of the Mortgagee's security or the solvency of the Mortgagor or guarantor, if any, of any of the Indebtedness and without regard to any other matters normally taken into account by courts in the discretionary appointment of receivers, it being the intention of the Mortgagor hereby to authorize the appointment of a receiver whenever an Event of Default has occurred and continues and the Mortgagee has requested the appointment of a receiver.

(e) The Mortgagee may in the name, place and stead of the Mortgagor and without becoming a mortgagee in possession (i) enter upon, manage and operate the Mortgaged Property or retain the services of one or more independent contractors to manage and operate all or any part of the Mortgaged Property; (ii) make, enforce, modify and accept surrender of any leases; (iii) obtain or evict tenants, collect, sue for, fix or modify any rents and enforce all rights of the Mortgagor under any leases and (iv) perform any and all other acts that may be necessary or proper to protect the security of this Mortgage.

               18. Estoppel Certificate. The Mortgagor shall, at any time and from time to time, upon not less than 15 calendar days prior notice by the Mortgagee, execute, acknowledge and deliver, without charge, to the Mortgagee or to any person designated by the Mortgagee, a statement in writing certifying that this Mortgage is unmodified (or if there has been modifications, identifying the same by the date thereof and specifying the nature thereof), the aggregate principal amount then secured hereby and the aggregate unpaid balance of the Note, that the Mortgagor has not received any notice of default or notice of acceleration or foreclosure of this Mortgage (or, if the Mortgagor has received such notice specifying the same), that to the knowledge of the Mortgagor, no Event of Default exists hereunder (or, if any Event of Default exists, specifying the same), that the Mortgagor to its knowledge has no claim or offset against the Mortgagee (or, if the Mortgagor has any such claim, specifying the same), and the dates to which the interest and the other sums and charges payable by the Mortgagor pursuant to the Note have been paid.

               19. Forbearance Not a Waiver; Rights and Remedies Cumulative. No delay by the Mortgagee in exercising any right or remedy provided herein or otherwise afforded by law or equity shall be deemed a waiver of or preclude the exercise of such right or remedy, and no waiver by the Mortgagee of any particular provision of this Mortgage shall be deemed effective unless in writing signed by the Mortgagee. All such rights and remedies provided for herein or which the Mortgagee or the Mortgagee or any other holders of the Note may otherwise have, at law or in equity, shall be distinct, separate and cumulative and may be exercised concurrently, independently or successively in any order whatsoever, and as often as the occasion therefor arises. The Mortgagee's taking action pursuant to paragraph 11 or receiving proceeds, awards or damages pursuant to paragraphs 8 or 12 shall not impair any right or remedy available to the Mortgagee under paragraph 17 hereof. The Mortgagee's exercise of any of the rights or remedies under this Mortgage and the application of the rents, profits and income pursuant to paragraph 15, shall not cure or waive any Event of Default (or notice of default) under this Mortgage or invalidate any act done pursuant to such notice. Acceleration of maturity of the Note, once claimed hereunder by the Mortgagee, may, at the option of the Mortgagee, be rescinded by written acknowledgment to that effect by the Mortgagee, but the tender and acceptance of partial payments alone shall not in any way affect or rescind such acceleration of maturity of the Note. The rights and powers of the Mortgagee under this Mortgage shall continue until expiration of the redemption period from any foreclosure sale, whether or not any deficiency remains after a foreclosure sale.

               20. Successors and Assigns Bound; Number; Gender; Agents; Captions; Amendments. The covenants and agreements herein contained shall bind, and the rights hereunder shall inure to, the respective successors and assigns of the Mortgagee and the Mortgagor; provided, however, that this paragraph shall not limit the effect of paragraph
         13. Whenever used herein, except as otherwise required by the context, the singular shall include the plural, and the use of any gender shall apply to all genders. The captions and headings of the paragraphs of this Mortgage are for convenience only and are not to be used to interpret or define the provisions hereof. No amendment of this Mortgage shall be effective unless in a writing executed by the Mortgagor and the Mortgagee.

               21. Notice. Any notices or other communications to any party hereto shall be deemed to have been sufficiently given when delivered, mailed or telecopied in accordance with the notice provisions set forth in the Note.

               22. Governing Law; Severability. This Mortgage shall be governed by the law of the State of Minnesota without regard to choice of law rules. If any provision or clause of this

         Mortgage conflicts with applicable law, such conflict shall not affect other provisions of this Mortgage which can be given effect without the conflicting provisions and to this end the provisions of this Mortgage are declared to be severable. It is the intention of the parties hereto, however, that paragraph 15 hereof shall confer upon the Mortgagee the fullest rights, remedies and benefits available pursuant to Minnesota Statutes ss.ss.559.17 and 576.01 subd. 2.

               23. Counterparts. This Mortgage may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

               24. Waivers of Marshalling. The Mortgagor, any party who consents to this Mortgage and any party who now or hereafter acquires a lien on the Mortgaged Property and who has actual or constructive notice of this Mortgage hereby waive any and all rights to require the marshalling of assets in connection with the exercise of any of the remedies permitted by applicable law or provided herein.

               25. Fixture Filing. From the date of its recording, this Mortgage shall be effective as a financing statement filed as a fixture filing with respect to all goods constituting part of the Mortgaged Property (as more particularly described in item (2) of the granting clause of this Mortgage) which are or are to become fixtures related to the real estate described herein. For this purpose, the following information is set forth:

(a)      Name and Address of Debtor:

                           Aero Systems Engineering, Inc.
                           358 East Fillmore Avenue
                           St. Paul, MN  55107

               Taxpayer I.D. No. 41-091-3117

(b)      Name and Address of Secured Party:

                           Celsius Inc.
                           1800 Diagonal Road
                           Suite 280
                           Alexandria, VA 22315
                           Attention: Christer Persson


(c)      This document covers goods which are or are to become fixtures.

(d)      The Mortgagor is the record owner of the Land.

               26. Further Assurances. At any time from time to time until payment in full of the Indebtedness, the Mortgagor shall, at the request of the Mortgagee, promptly execute and deliver to the Mortgagee such additional instruments as may be reasonably required further to evidence the lien of this Mortgage and further to protect the security interest of the Mortgagee with respect to the Mortgaged Property, including but not limited to additional security agreements, financing statements and continuation statements. Any expenses incurred by the Mortgagee in connection with the preparation and recording of any such instruments, including but not limited to reasonable attorneys fees, shall become additional Indebtedness of the Mortgagor secured by this Mortgage. Unless the Mortgagor and the Mortgagee agree in writing to other terms of repayment, such amounts shall be immediately due and payable, and shall bear interest from the date of disbursement at the interest rate then in effect under the Note, unless collecting from the Mortgagor of interest at such rate would be contrary to applicable law, in which event such amounts shall bear interest at the highest rate which may be collected from the Mortgagor under applicable law.

               27. Future advances.

(a) The maximum principal amount of indebtedness secured by this Mortgage, excluding advances made by the Mortgagee in protection on the Mortgage Property of the lien of this Mortgage, shall be $1,500,000.00.

(b) The representations contained in this paragraph are made solely for the benefit of county recording authorities in determining the mortgage registry tax payable as a prerequisite to the recording of this Mortgage. The Mortgagor acknowledges that such representations do not constitute or imply an agreement by the Mortgagee to make any future advances to the Mortgagor.

         IN WITNESS WHEREOF, the Mortgagor has caused this Mortgage to be duly executed as of the day and year first above written.

                                 ------------------------------------
                                     AERO SYSTEMS ENGINEERING, INC.

                                 By
                                   ----------------------------------
                                 Its
                                    ---------------------------------







STATE OF MINNESOTA         )
                           )ss.
COUNTY OF HENNEPIN         )

         The foregoing instrument was acknowledged before me this     day of
                                                                 -----
September, 2001, by                      , the                           of Aero
                   ----------------------      --------------------------
Systems Engineering, Inc., a Minnesota corporation, on behalf of said corporation.


                                 ----------------------------------
                                 Notary Public








                          [Signature Page to Mortgage]

                                    EXHIBIT A
                                       TO
                   COMBINATION MORTGAGE, ASSIGNMENT OF RENTS,
               SECURITY AGREEMENT AND FIXTURE FINANCING STATEMENT

Mortgagor:        Aero Systems Engineering, Inc.

Mortgagee:        Celsius, Inc.

         The Land described in the referenced instrument is located in Hennepin and Ramsey Counties, Minnesota, and is legally described as follows:


PARCEL 1: (FEE OWNED)

Outlot A, Savannah, Hennepin County, Minnesota

AND

The West 430 feet of the North 1,089 feet of the Northeast Quarter of Southwest Quarter of Section 10, Township 118, Range 22, Hennepin County, Minnesota.

PARCEL 2: (FEE OWNED)

Lot 1, Block 1, Riverview Industrial Park No. 10, Ramsey County, Minnesota.



Abstract and Torrens
Torrens Certificate No. 277592 (Part of Lot 1, Parcel 3)
Torrens Certificate No. 911318 (All of Lot 4, Parcel 3)

                                    EXHIBIT B
                                       TO
                   COMBINATION MORTGAGE, ASSIGNMENT OF RENTS.
               SECURITY AGREEMENT AND FIXTURE FINANCING STATEMENT

Mortgagor:        Aero Systems Engineering, Inc.

Mortgagee:        Celsius, Inc.

         The Mortgaged Property is subject to the following encumbrances and no others:

1. The lien of real estate taxes and special assessments not yet due and payable.

1a.. Combination Mortgage, Assignment of Rents, Security Agreement and Fixture Financing Statement ("Mortgage"), dated as of September ___, 2001 made by Aero Systems Engineering, Inc., a Minnesota corporation (the "Mortgagor"), for the benefit of National City Bank of Minneapolis, a national banking corporation (the "Mortgagee").

2. Perpetual Roadway Easement to the Village of Plymouth over and across the North 30 feet of the East Half of the Southwest Quarter of Section 10, Township 118, Range 22 as shown in Document No. 3211913, dated December 4, 1959, filed December 11, 1959. (As to Parcel 1)

3. Easement to the City of Plymouth along the north 40 feet of the West 400 feet of the north 1,089 feet of the Northeast Quarter of the Southwest Quarter of Section 10, Township, 118, Range 22, as shown in Document No. 4250443 dated September 29, 1976, filed December 3, 1976. (As to Parcel 1)

4. Easement to Northwestern Bell Telephone Company over the northerly 16.5 feet of the Northwest Quarter of the Southwest Quarter of Section 10, Township 118, Range 22 as shown in Document No. 4469181 dated April 17, 1979, filed May 4, 1979. (As to Parcel 1)

5. Easement to the City of Plymouth dated September 7, 1993, filed September 27, 1993 as Document No. 6157739. (As to Parcel 1)

6. Easement and Restrictive Covenant Agreement dated April 8, 1994, filed September 2, 1994 as Document No. 6334790, by and between Lundgren Bros. Construction, Inc., Fluidyne Engineering Corporation and Aero Systems Engineering, Inc. Note: An Assignment and Assumption of Easement and Restrictive Covenant Agreement was filed December 22, 1999, as Document No. 7233920 wherein Lundgren Bros. Construction, Inc. assigns their interest to Savannah Homeowners Association, Inc. (As to Parcel 1)

7.       Subject to wetlands as shown on the plat of Savannah.

8. Easements for drainage and utilities as shown on the plat of Riverview Industrial Park No. 10. (As to Parcel 2)

9. Easement to Northwestern Bell Telephone Company dated June 14, 1990, filed July 24, 1990, as Document No. 927694. (As to Parcel 2)

10. Reservation of all minerals and mineral rights by the State of Minnesota. (As to Parcel 2)

                                    EXHIBIT D
                                    ---------

                             STOCK PLEDGE AGREEMENT
                             ----------------------

                       STOCK PLEDGE AND SECURITY AGREEMENT
                       -----------------------------------

         STOCK PLEDGE AND SECURITY AGREEMENT (this "Agreement"), dated September __, 2001, by and among MINNESOTA ASE, LLC, a Minnesota limited liability company ("Buyer" or "Pledgor"), and CELSIUS, INC., a Delaware corporation ("Celsius" or "Pledgee").


                              W I T N E S S E T H:
                              --------------------

         WHEREAS, Buyer and Celsius are parties to a Stock Purchase Agreement, dated this date, (the "Purchase Agreement"), pursuant to which, among other things, the Pledgee is selling certain of its stock interest in AERO SYSTEMS ENGINEERING, INC., a Minnesota corporation ("ASE" or "Company"), to Buyer;

         WHEREAS, At the request of the Buyer the Pledgee has made a loan to ASE in the amount of $1,500,000 evidenced by a Secured Promissory Note of even date herewith (the "Note");

         WHEREAS, in order to induce the Pledgee to make the loan evidenced by the Note, ASE has agreed to secure all of ASE's obligations under the Note with a lien on and security interest in certain assets of ASE pursuant to a Security Agreement of even date herewith;

         WHEREAS, in order to provide further inducement to the Pledgee to make the loan evidenced by the Note, the Pledgor has also agreed to secure all of ASE's obligations under the Note with the grant to the Pledgee of a first priority security interest in all of the shares of capital stock of the Company now owned or hereafter acquired by the Pledgor, under the terms and subject to the conditions of this Agreement; and

         NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

        2.        Definitions.

                  In addition to those terms defined elsewhere in this Agreement, the following terms shall have the following meanings wherever used in this Agreement:

                  (a) "ASE Common Stock" shall mean the common stock, par value $0.20 per share, of ASE.

                  (b) "Escrow Agent" shall be Wiggin & Dana, LLP of even date herewith.

                  (c) "Event of Default" shall have the same meaning as provided in the Note.

                  (d) "Obligations" shall mean all principal, interest and other amounts which may be due and payable under the Note at any time and from time to time, whether upon stated maturity, by acceleration, or otherwise, and all other covenants and agreements of the Buyer under the Note and that Certain Indemnification Agreement between Company and Celsius dated the date hereof.

                  (e) "Satisfaction Date" shall mean that date on which all of the Obligations have been paid or otherwise satisfied in full.

                  (f) "Securities" shall mean, collectively: (i) all of ASE Common Stock owned of record or beneficially by the Pledgor on the date hereof;
(ii) any additional shares of ASE Common Stock which may hereafter be issued to and/or owned beneficially or of record by the Pledgor, and any and all securities which may hereafter be issued in respect of such additional shares of ASE Common Stock; and (iii) any options, warrants or other rights to acquire shares of capital stock of ASE which may hereafter be issued to and/or owned beneficially or of record by the Pledgor, and any and all securities which may hereafter be issued in respect or upon exercise of such options, warrants or other rights.

        3.        Pledge of the Securities.

                  (a) As security for the due and timely payment and performance of all of the Obligations from time to time, the Pledgor hereby pledges to the Pledgee, and grants to the Pledgee a first priority lien and security interest in, all of the Securities (as same are constituted from time to time), together with all cash dividends, stock dividends, interest, profits, premiums, redemptions, warrants, subscription rights, options, substitutions, exchanges and other distributions now or hereafter made on the Securities and all cash and non-cash proceeds thereof, until the Satisfaction Date. All property at any time pledged to the Pledgee hereunder or in which the Pledgee is granted a security interest (whether described herein or not) and all income therefrom and proceeds thereof are herein collectively called the "Pledged Collateral".

                  (b) In furtherance of the pledge hereunder, the Pledgor is, concurrently herewith, delivering to the Escrow Agent the certificates representing all of the currently outstanding Securities, each of which now remains in the name of the Pledgor and is, to the extent requested by the Pledgee, accompanied by appropriate undated stock powers duly endorsed in blank by the Pledgor.

                  (c) If, while this Agreement is in effect, the Pledgor becomes entitled to receive or receives any stock certificate (including, without limitation, any certificate representing a stock dividend or a distribution in connection with any reclassification, increase or reduction of capital or issued in connection with any reorganization), option or rights, whether as an addition to, in substitution of, or in exchange for, any Securities or otherwise, the Pledgor agrees to accept the same as agent for the Pledgee, to hold the same in trust on behalf of and for the benefit of the Pledgee, and to deliver the same forthwith to the Pledgee in the exact form received, with the endorsement of the Pledgor when necessary and/or appropriate undated stock or other powers duly executed in blank, to be held by the Pledgee, subject to the terms hereof, as additional collateral security for the Obligations. Any sums paid on or in respect of the Securities on the liquidation or dissolution of the Buyer shall be paid over to the Pledgee, to be held by the Pledgee, subject to the terms and conditions hereof, as additional collateral security for the Obligations.

        4.         Retention of the Securities.

                  (a) Except as otherwise provided herein, the Pledgee shall have no obligation with respect to the Pledged Collateral, except to use reasonable care in the custody and preservation thereof, to the extent required by law.

                  (b) The Escrow Agent shall hold the Pledged Collateral in the form in which same are delivered herewith, unless and until there shall occur an Event of Default.

        5. Rights of the Pledgor. Throughout the term of this Agreement, so long as no Event of Default has occurred and is continuing, the Pledgor shall have the right to vote the Securities in all matters presented to the stockholders of the Buyer for vote thereon, except in a manner inconsistent with the terms of this Agreement.

        6.         Event of Default; Power of Attorney.

                  (a) Upon the occurrence and during the continuance of any Event of Default, the Pledgee shall have the right to: (i) exercise all voting and corporate rights of, and all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to, any Securities as if the Pledgee were the absolute owner thereof, including (without limitation) the right to exchange, at its discretion, any and all of the Securities upon the merger, consolidation, reorganization, recapitalization or other readjustment of the Buyer or upon the exercise by the Buyer or the Pledgee of any right, privilege or option pertaining to any of the Securities and, in connection therewith, to deposit and deliver any and all of the Securities with any committee, depository, transfer agent, registrar or other designated agency on such terms and conditions as the Pledgee may determine, all without liability except to account for property actually received by it; (ii) apply any funds or other property received in respect of the Securities to the Obligations, and receive in its own name any and all further distributions which may be paid in respect of the Securities, all of which shall, upon receipt by the Pledgee, be applied to the Obligations; (iii) transfer all or any portion of the Securities (as determined by the Pledgee in its discretion) on the books of the Buyer to and in the name of the Pledgee or such other person or persons as the Pledgee may designate; (iv) effect any sale, transfer or disposition of all or any portion of the Securities and in furtherance thereof, take possession of and endorse any and all checks, drafts, bills of exchange, money orders or other documents and instruments received on account of the Securities; (v) collect, sue for and give acquittance for any money due on account of any of the foregoing; and (vi) take any and all other action contemplated by this Agreement, or as otherwise permitted by law, or as the Pledgee may reasonably deem necessary or appropriate, in order to accomplish the purposes of this Agreement.

                  (b) In furtherance of the foregoing powers of the Pledgee, the Pledgor hereby authorizes and appoints the Pledgee, with full powers of substitution, as the true and lawful attorney-in-fact of the Pledgor, in his name, place and stead, to take any and all such action as the Pledgee, in its sole discretion, may deem necessary or appropriate in furtherance of the exercise of the aforesaid powers. Such power of attorney shall be coupled with an interest, and shall be irrevocable until the Satisfaction Date. Without limitation of the foregoing, such power of attorney shall not in any manner be affected or impaired by reason of any act of the Pledgor or by operation of law. Nothing herein contained, however, shall be deemed to require or impose any duty upon the Pledgee to exercise any of the rights or powers granted herein.

                  (c) The foregoing rights and powers granted to the Pledgee, and the foregoing power of attorney, shall be fully binding upon any person who may acquire any beneficial interest in any of the Securities or any other property held or received by the Pledgee hereunder.

        7.         Foreclosure; Sale of Securities.

                  (a) Without limitation of paragraph 5 above, in the event that the Pledgee shall make any sale or other disposition of any or all of the Securities following an Event of Default, the Pledgee may also:

                     (i) offer and sell all or any portion of the Securities by means of a private placement restricting the offer or sale to a limited number of prospective purchasers who meet such suitability standards as the Pledgee and its counsel may deem appropriate, and who may be required to represent that they are purchasing Securities for investment and not with a view to distribution;

                     (ii) purchase all or any portion of the Securities for the Pledgee's own account at a price not less than the highest bona fide offer received therefor, which if effected in a manner in compliance with applicable law, shall be deemed to be a commercially reasonable disposition of the subject Securities;

                     (iii) sell any or all of the Securities upon credit or for future delivery, without being in any way liable for failure of the purchaser to pay for the subject Securities; and

                     (iv) receive and collect the net proceeds of any sale or other disposition of any Securities, and apply same in such order and to such of the Obligations (including the costs and expenses of the sale or disposition of the Securities) as the Pledgee may, in its absolute discretion, deem appropriate.

                  (b) Upon any sale of any of the Securities in accordance with this Agreement, the Pledgee shall have the right to assign, transfer and deliver the subject Securities to the purchaser(s) thereof, and each such purchaser shall be entitled to hold such Securities absolutely free from any right or claim of the Pledgor and/or any other person claiming any beneficial interest in the Securities, including any equity of redemption (which right and all other such rights are hereby waived by the Pledgor to the fullest extent permitted by law).

                  (c) Nothing herein contained shall be deemed to require the Pledgee to effect any sale or disposition of any Securities at any time, or to consummate any proposed public or private sale at the time and place at which same was initially called. It is the intention of the parties hereto that the Pledgee shall, subject to any further conditions imposed by this Agreement, at all times following the occurrence of an Event of Default, have the right to use or deal with the Securities as if the Pledgee were the outright owner thereof, and to exercise any and all rights and remedies, as a secured party in possession of collateral or otherwise, under any and all provisions of law.

        8.        Covenants, Representations and Warranties.

                  In connection with the transactions contemplated by this Agreement, and knowing that the Pledgee is and shall be relying hereon, the Pledgor hereby covenants, represents and warrants that, except as contemplated in the Purchase Agreement:

                  (a) the Securities have been and will be duly and validly issued, are and will be fully paid and non-assessable, and are and will be owned by the Pledgor free and clear of any and all restrictions, pledges, liens, encumbrances or other security interests of any kind, save and except for the pledge to the Pledgee pursuant to this Agreement;

                  (b) there are and will be no options, warrants or other rights in respect of the sale, transfer or other disposition of any of the Securities by the Pledgor, and the Pledgor has the absolute right to pledge the Securities hereunder without the necessity of any consent of any Person;

                  (c) the Securities constitute fifty-one percent (51%) of the outstanding capital stock and other securities of ASE on the date hereof; and, as of the date hereof there are no options, warrants or other rights to subscribe for or acquire any capital stock or other securities of ASE, or any securities or other rights exercisable for or convertible into any capital stock, securities or rights to acquire securities of the ASE;

                  (d) neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor the compliance with or performance of this Agreement by the Pledgor, conflicts with or will result in the breach or violation of or a default under the terms, conditions or provisions of (i) any mortgage, security agreement, indenture, evidence of indebtedness, loan or financing agreement, or other agreement or instrument to which the Pledgor is a party or by which the Pledgor is bound, or (ii) any provision of law, any order of any court or administrative agency, or any rule or regulation applicable to the Pledgor;

                  (e) this Agreement has been duly executed and delivered by the Pledgor, and constitutes the legal, valid and binding obligation of the Pledgor, enforceable against the Pledgor in accordance with its terms;

                  (f) there are no actions, suits or proceedings pending or threatened against or affecting the Pledgor that involve or relate to the Pledged Collateral; and

                  (g) the Pledgor shall not, at any time prior to the release of the Lien on the Pledged Collateral in accordance with paragraph 8 below, (i) sell, transfer or convey any interest in any of the Pledged Collateral, or (ii) cause any other pledge, lien or encumbrance to be created upon or granted with respect to any of the Pledged Collateral.

         9. Return of the Securities. To the extent that the Pledgee shall not previously have taken, acquired, sold, transferred, disposed of or otherwise realized value on the Pledged Collateral in accordance with this Agreement, at the Satisfaction Date, any security interest in the Pledged Collateral shall automatically terminate, cease to exist and be released, and the Escrow Agent shall forthwith return the Pledged Collateral to and in the name of the Pledgor.

         10. Expenses of the Pledgee. All expenses incurred by the Pledgee (including but not limited to reasonable attorneys' fees) in connection with any actual or attempted sale or other disposition of Securities hereunder shall be reimbursed to the Pledgee by the Pledgor (jointly and severally) on demand, or, at the Pledgee's option, such expenses may be added to the Obligations and shall be payable on demand.

         11. Further Assurances. From time to time hereafter, each party shall take any and all such further action, and shall execute and deliver any and all such further documents and/or instruments, as any other party may request in order to accomplish the purposes of and fulfill the parties' obligations under this Agreement, in order to enable the Pledgee to exercise any of its rights hereunder, and/or in order to secure more fully the Pledgee's interest in the Pledged Collateral.

         12. Miscellaneous.

                  (a) Any notices or consents required or permitted under this Agreement shall be in writing and shall be deemed given as, when and in the manner provided in the Purchase Agreement.

                  (b) The laws of the State of Delaware shall govern the construction and enforcement of this Agreement and the rights and remedies of the parties hereto. The parties hereby consent to the jurisdiction of all courts sitting in the State of Delaware in connection with any action or proceeding under or relating to this Agreement, and waive trial by jury in any such action or proceeding.

                  (c) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns. The Pledgor shall not, however, assign any of its or his rights or obligations hereunder without the prior written consent of the Pledgee, and the Pledgee shall not assign its rights hereunder without simultaneously assigning its obligations hereunder to the subject assignee. Except as otherwise referred to herein, this Agreement, and the documents executed and delivered pursuant hereto, constitute the entire agreement between the parties relating to the specific subject matter hereof.

                  (d) Neither any course of dealing between the Pledgor and the Pledgee nor any failure to exercise, or any delay in exercising, on the part of the Pledgee, any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege operate as a waiver of any other exercise of such right, power or privilege or any other right, power or privilege.

                  (e) The Pledgee's rights and remedies, whether hereunder or pursuant to any other agreements or by law or in equity, shall be cumulative and may be exercised singly or concurrently.

                  (f) No change, amendment, modification, waiver, assignment of rights or obligations, cancellation or discharge hereof, or of any part hereof, shall be valid unless the Pledgee shall have consented thereto in writing.

                  (g) The captions and paragraph headings in this Agreement are for convenience of reference only, and shall not in any way define, limit or describe the construction, terms or provisions of this Agreement.

                  (h) If any provision of this Agreement is held invalid or unenforceable, either in its entirety or by virtue of its scope or application to given circumstances, such provision shall thereupon be deemed modified only to the extent necessary to render same valid, or not applicable to given circumstances, or excised from this Agreement, as the situation may require, and this Agreement shall be construed and enforced as if such provision had been included herein as so modified in scope or application, or had not been included herein, as the case may be.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement on and as of the date first set forth above.

                                           MINNESOTA ASE, LLC


                                           By:
                                              ----------------------------
                                           Name:
                                           Title:

                                           CELSIUS, INC.



                                           By:
                                              ----------------------------
                                           Name:
                                           Title:

                                    EXHIBIT E
                                    ---------

                                ESCROW AGREEMENT
                                ----------------

         THIS ESCROW AGREEMENT (this "Escrow Agreement"), is made as of the ____ day of September 2001, by and between CELSIUS INC., a Delaware corporation (the "Seller"), MINNESOTA ASE, LLC, a Minnesota limited liability company (the "Buyer"), and WIGGIN & DANA, LLP, as Escrow Agent (the "Escrow Agent").

         WHEREAS, AERO SYSTEMS ENGINEERING, INC. (the "Company") is a corporation organized and existing under the laws of the State of Minnesota with authorized capital consisting of 10,000,000 shares of common stock, $0.20 par value per share, of which certain shares are owned by the Seller;

         WHEREAS, the Seller desires to sell, assign and transfer to Buyer and the Buyer desires to purchase, accept and receive from the Seller, 2,245,000 shares of the common stock of Company (the "Escrowed Shares") on the terms and subject to the conditions set forth in the Stock Purchase Agreement (the "Stock Purchase Agreement") of even date herewith;

         WHEREAS, at the request of the Buyer, Seller has made a loan to the Company in the amount of $1,500,000 evidenced by a secured Promissory Note of even date herewith (the "Note"); ----

         WHEREAS, concurrent with the closing under the Stock Purchase Agreement, the Buyer shall grant a security interest in the Escrowed Shares to the Seller pursuant a Stock Pledge and Security Agreement entered into of even date herewith (the "Pledge Agreement");

         WHEREAS, the Escrowed Shares along with an executed stock power shall be held by the Escrow Agent as escrow agent for the Seller pursuant to this Escrow Agreement;

         WHEREAS, in order to comply with the Pledge Agreement the Buyer has agreed to deliver the Escrowed Shares to the Escrow Agent to be held and distributed by the Escrow Agent on the terms and conditions set forth in this Escrow Agreement; and

         WHEREAS, the Escrow Agent is willing to administer the escrow under the terms and conditions of this Escrow Agreement.

         NOW, THEREFORE, in consideration of the mutual promises and agreements set forth in this Escrow Agreement, the parties hereto agree as follows:


         1. Delivery of Stock Certificate. Immediately upon execution of this Agreement, Buyer shall deliver to the Escrow Agent: (i) a stock certificate (the "Buyer Stock Certificate") evidencing the Escrowed Shares duly endorsed and (ii) a fully executed Stockholders Agreement between Buyer and Seller (the "Stockholders Agreement").


         2. Corporate Records. Following execution of this Agreement and delivery of the Buyer Stock Certificate to the Escrow Agent, Buyer shall enter upon the Company stock ledger a notation that the Buyer Stock Certificate is escrowed and shall retain with the corporate stock ledger a copy of the escrowed Buyer Stock Certificate and a copy of this Agreement.

         3. Buyer Shareholder Rights. Buyer shall be entitled to all rights of a stockholder as provided by Delaware law, subject only to the restrictions set out in the Stockholders Agreement.


         4. Terms of Release of Escrowed Shares. The parties agree that the Escrowed Shares shall be released from escrow immediately following the final payment of the Note, as provided for by the terms of the Note. Buyer shall promptly, but in no event more than twenty (20) days after the final payment of the Note notify Seller of the final payment of the Note.


         5. Request for Release of Escrow. Upon the final payment of the Note, either Buyer or Seller may notify the Escrow Agent and the other party in writing, of its request for a release of the Escrowed Shares from escrow. The Escrow Agent shall deliver the Escrowed Shares to Buyer within ten (10) business days of receipt of such notice unless Seller sends an Objection Notice within such ten (10) business days period. An "Objection Notice" shall mean a notice from Seller to Buyer and the Escrow Agent which sets forth: (i) an objection to delivery of the Escrowed Shares on the basis that Seller has a good faith belief that final payment of the Note has not occurred; and (ii) a brief description of the facts which constitute the basis for the objection. If an Objection Notice is so received, the Escrow Agent thereafter shall not make the delivery requested except in accordance with either: (x) a written notice from, and executed by, Buyer and Seller to the Escrow Agent (a "Joint Direction") or (y) a final arbitration award or a final judgment of a court of competent jurisdiction (a "Final Determination"), directing the Escrow Agent to make such delivery.


         6. The Escrow Agent

(i) 6.1 Acceptance of Appointment as Escrow Agent. The Escrow Agent, by signing this Agreement, accepts the appointment as Escrow Agent and agrees to hold and distribute the Escrowed Shares in accordance with the terms of this Agreement.

(j) 6.2 Liability of Agent. The Escrow Agent shall be obligated to perform only the duties described in this Agreement. The Escrow Agent may rely on any instrument or signature believed by it to be genuine and to have been signed or presented by the proper party or parties duly authorized to do so. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized, nor for any action taken or omitted by it in accordance with advice of counsel, and shall not be liable for any mistake of fact or error of judgment or for any acts or omissions of any kind unless caused by its willful misconduct or gross negligence. Each party (other than the Escrow Agent) agrees jointly and severally, to indemnify the Escrow Agent and to hold it harmless against any and all liabilities, including reasonable attorneys' fees, incurred by it as a consequence of that party's action, and the parties (other than the Escrow Agent) agree jointly and severally to indemnify the Escrow Agent and to hold it harmless against any and all liabilities, including reasonable attorneys' fees, incurred by it which are not a consequence of any party's action, except in either case for the Escrow Agent's own willful misconduct or gross negligence.

(k) 6.3 Advice of Counsel. The Escrow Agent shall be entitled to consult with competent and responsible counsel of its choice (which may include members of Escrow Agent) with respect to the interpretation of the provisions hereof, and any other legal matters relating hereto, and shall be fully protected in taking any action or omitting to take any action in good faith in accordance with the advice of such counsel.

(l) 6.4 Fees of Escrow Agent. All fees, expenses and other charges of the Escrow Agent, if any, shall be borne equally by Buyer and Seller.

(m) 6.5 Successor. If the Escrow Agent at any time resigns, refuses to act or is removed pursuant to a

Joint Direction, then a successor Escrow Agent shall be jointly selected by Buyer and Seller, or if Buyer and Seller cannot agree, the successor Escrow Agent shall be selected by Seller.

(n) 6.6 Conflict. In the event of any conflicting or inconsistent claims or demands being made in connection with the subject matter of this Agreement, or in the event that the Escrow Agent is in doubt as to what action it should take hereunder, the Escrow Agent may, at its option, refuse to comply with any claims or demands on it, or refuse to take any other action hereunder so long as such disagreement continues or such doubt exists, and in any such event, the Escrow Agent shall not be or become liable in any way or to any person for its failure or refusal to act, and the Escrow Agent shall be entitled to continue to refrain from acting until (i) the rights of all parties have been fully and finally adjudicated by a court of competent jurisdiction, or (ii) all differences shall have been settled and all doubt resolved by agreement among all of the parties, and the Escrow Agent shall have been notified thereof in writing signed by all such parties. In addition to the foregoing rights, in the event the Escrow Agent has any doubt as to the course of action it should take under this Agreement, the Escrow Agent is hereby authorized to petition any court of competent jurisdiction for instructions or to interplead the Escrowed Shares into such court. The parties agree to the jurisdiction of the court selected by the Escrow Agent over their persons as well as the Escrowed Shares, waive personal service of process, and agree that service of process by certified or registered mail, return receipt requested, to the addresses provided in or pursuant to Section 12 for each party shall constitute adequate service. The parties (other than the Escrow Agent) hereby agree, jointly and severally, to indemnify and hold the Escrow Agent harmless from any liability or losses occasioned thereby and to pay any and all of its fees, costs, expenses, and counsel fees and expenses incurred in any such action and agree that, on such petition or interpleader action, the Escrow Agent, its servants, agents, employees or officers will be relieved of further liability.


         6.7. Resignation of Escrow Agent. The Escrow Agent may resign for any reason, upon thirty (30) days written notice to the Buyer and Seller. Upon expiration of such thirty (30) day notice period, the Escrow Agent may deliver the Escrowed Shares to any successor Escrow Agent appointed jointly by the Buyer and Seller, or if no successor Escrow Agent has been so appointed, to any court of competent jurisdiction in the State of Connecticut. Upon either such delivery, the Escrow Agent shall be released from any and all liability under this Agreement. A termination under this paragraph shall in no way affect reimbursement of expenses, indemnity and fees.


         7. Termination of Agreement. In the event that the Escrowed Shares have not been released from escrow, and if no litigation concerning release of escrow is pending, this Agreement shall terminate upon a date five (5) years following the date of this Agreement. Upon termination without release of the Escrowed Shares, the Escrow Agent shall return the Escrowed Shares to Seller.


         8. Expenses. Each party shall pay its own expenses and costs incidental to the preparation of this Agreement and to the consummation of the transactions contemplated hereby.


         9. Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns. No party may assign this Agreement without the consent of the other parties.


         10. Entire Agreement, etc. This Agreement contains the entire understanding of the parties, superseding all prior agreements and understandings relating to the subject matter hereof and shall not be amended except by a written instrument hereafter signed by all of the parties hereto.


         11. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws (and not the choice-of-law rules) of the State of Delaware.

         12. Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be (i) mailed by registered or certified mail, postage prepaid, (ii) delivered by reliable overnight courier service, or
(iii) otherwise delivered by hand or by messenger, addressed to a party at its address as follows:

         If to Buyer, to:                   Minnesota ASE, LLC
                                            222 South 9th Street, Suite 3000
                                            Minneapolis, Minnesota 55402
                                            Attention:  Laurence E. Gamst

         With a copy to:                    Winthrop & Weinstine, P.A.
                                            3000 Dain Rauscher Plaza
                                            60 South Sixth Street
                                            Minneapolis, Minnesota  55402
                                            Attention:  Richard A. Hoel

or at such other address as Buyer or his attorney shall have advised the Seller in writing;

                  If  to the Escrow Agent, to:
                                            Wiggin & Dana, LLP
                                            P.O. Box 1832
                                            New Haven, CT  06508
                                            Attention:  Terry Jones

                  If to the Seller, to:     Celsius Inc.
                                            1800 Diagonal Road
                                            Suite 280
                                            Alexandria, VA  22315
                                            Attention:  Christer Persson

                  With a copy to:           Wiggin & Dana, LLP
                                            P.O. Box 1832
                                            New Haven, CT  06508
                                            Attention:  Terry Jones


or at such other address as a party hereto shall have furnished to the other party in writing. All such notices and communications shall be effective upon receipt.


         13. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which, when taken together, shall constitute one and the same instrument. Facsimile execution and delivery of this Agreement shall be legal, valid and binding execution and delivery for all purposes.


         14. Section Headings. All enumerated subdivisions of this Agreement are herein referred to as "ss." or "subsection." The headings of sections or subsections are for reference only and shall not limit or control the meaning thereof.


                                           [signature page follows]

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.


                                           CELSIUS, INC., ("SELLER")



                                           By:
                                              ---------------------------------

                                               Title:


                                           MINNESOTA ASE, LLC, ("BUYER")



                                           By:
                                              ---------------------------------


                                               Title:



                                           WIGGIN & DANA, LLP, ("ESCROW AGENT")




                                           By:
                                              ---------------------------------


                                               Title:

                                    EXHIBIT F
                                    ---------

                             STOCKHOLDERS AGREEMENT
                             ----------------------

                  STOCKHOLDERS AGREEMENT (this "Agreement"), dated as of September __, 2001, by and between CELSIUS, INC. a Delaware corporation ("Celsius") and MINNESOTA ASE, LLC, a Minnesota limited liability company (the "LLC"). Celsius and the LLC are collectively the "Stockholders."


                              W I T N E S S E T H :
                              --------------------

         WHEREAS, each of the Stockholders owns common stock in ASE Corporation, a Minnesota corporation (the "Company"); and

         WHEREAS, in order to foster orderly and harmonious relationships among the Stockholders with respect to the ownership and governance of the Company, the parties are entering into this Agreement on and as of the date hereof;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                         ARTICLE I. CERTAIN DEFINITIONS.

         "Affiliate" of any specified Person shall mean any other Person directly or indirectly controlling or controlled by or under common control with such specified Person. For purposes of this definition, "control" (including with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

         "Agreement" shall mean this Stockholders Agreement as in effect on the date hereof and as hereafter from time to time amended, modified, or supplemented in accordance with the terms hereof.

         "Board" or "Board of Directors" shall mean the Board of Directors of the Company as from time to time hereafter constituted.

         "By-Laws" shall mean the By-Laws of the Company as in effect on the date hereof and as from time to time hereafter amended in accordance with the terms hereof and thereof.

         "Capital Stock" shall mean at any time, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock or equity capital then outstanding, including, without limitation, shares of common stock, shares of preferred stock, preference stock, general and limited partnership interests, and any rights, warrants or options exercisable for or convertible into such capital stock or equity capital.

         "Certificate of Incorporation" shall mean the certificate of incorporation of the Company, as in effect on the date hereof and as from time to time hereafter amended in accordance with the terms thereof and of this Agreement.

         "Common Stock" shall mean the shares of the Company's common stock, $0.20 par value per share, authorized pursuant to the Company's Certificate of Incorporation.

         "Company" shall have the meaning assigned to such term in the preamble.

         "Effective Date" shall have the meaning assigned to such term in
Section 7.1.

         "Exchange Act" shall mean, as of any date, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         "Fully Diluted Common Stock" shall mean (a) all shares of Common Stock issued and outstanding as at the Effective Date, PLUS (b) all shares of Common Stock issuable upon the exercise of any Stock Rights, PLUS (c) Option Shares which are issued and outstanding at any time.

         "Fundamental Transaction" at any time shall mean any of the following transactions: (a) the sale or issuance by the Company or any of the Stockholders in any one or more transactions of more than fifty (50%) percent of the issued and outstanding shares of Capital Stock of the Company or more than fifty (50%) percent of the issued and outstanding shares of capital stock of any one or more Significant Subsidiary of the Company to any Person who is not a Stockholder or an Affiliate of a Stockholder (an "Unaffiliated Third Party"); (b) the sale of all or substantially all of the assets, properties and Business of the Company or any Significant Subsidiary of the Company to any Unaffiliated Third Party;
(c) the merger, consolidation or combination of the Company or any one or more Significant Subsidiary of the Company with or into any Unaffiliated Third Party or other Person, in each instance where the composition of a majority of the members of the Board of Directors of the surviving corporation of such merger, consolidation or combination shall no longer be the Majority Stockholders or otherwise under the direct influence and control of the Majority Stockholders.

         "Initial Shares" shall have the meaning assigned to such term in
Section 5.2(f).

         "Majority Stockholders" shall mean the individual and collective references to LLC and its respective Affiliates and their respective Permitted Transferees owning Stock and/or Stock Rights from time to time.

         "Minority Stockholders" Celsius and its respective Affiliates and their respective Permitted Transferees owning Stock Rights and/or Stock, from time to time.

         "NASD" shall mean the National Association of Securities Dealers, Inc., or any successor regulatory body exercising similar functions.

         "Notice of Intention to Sell" shall have the meaning assigned to such term in Section 4.1(a).

         "Offer" shall have the meaning assigned to such term in Section 4.1(a).

         "Offeror" shall have the meaning assigned to such term in Section
4.1(a).

         "Permitted Transferees" of a Stockholder shall mean those Persons to whom transfers of Securities are permitted to be made by such Stockholder or its Permitted Transferees pursuant to Section 3.2 of this Agreement.

         "Person" shall mean an individual or a corporation, association, partnership, joint venture, organization, business, individual, trust, or any other entity or organization, including a government or any subdivision or agency thereof.

         "Public Offering" shall mean (a) the sale of shares of Common Stock to the public by the Company pursuant to a registration statement under the Securities Act which has been declared effective by the SEC (other than a registration statement on Form S-8 or any other successor form), or (b) a merger, consolidation or other similar transaction by the Company pursuant to which the Stockholders receive, in exchange for their shares of Stock, (i) Capital Stock which, at the time of such merger, consolidation or similar transaction, is listed or traded on the New York Stock Exchange, the American Stock Exchange, The Nasdaq Stock Market or the National Association of Securities Dealers Automated Quotation System, and/or (ii) cash.

         "Purchase Offer" shall have the meaning assigned to such term in
Section 4.1(b).

         "Qualified Public Offering" shall mean a Public Offering of the type specified in clause (a) of the definition thereof at the conclusion of which (a) the aggregate number of issued and outstanding shares of Common Stock that have been sold to the public by the Company pursuant to one or more effective registration statements under the Securities Act is equal to at least ten percent (10%) of the Fully Diluted Common Stock after giving effect to such sale, (b) results in net proceeds to the Company of at least Five Hundred Thousand Dollars ($500,000).

         "Registrable Securities" shall mean all outstanding shares of Common Stock owned on the date hereof or hereafter acquired by any Stockholder. As to any particular Registrable Securities that have been issued, such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of under such registration statement, (b) they shall have been distributed to the public pursuant to Rule 144 under the Securities Act, (c) they shall have been otherwise transferred or disposed of, and new certificates therefor not bearing a legend restricting further transfer shall have been delivered by the Company, and subsequent transfer or disposition of them shall not require their registration or qualification under the Securities Act or any similar state law then in force, or (d) they shall have ceased to be outstanding.

         "Registration Expenses" shall mean any and all out-of-pocket expenses incident to the Company's performance of or compliance with Article V hereof, including, without limitation, all SEC, stock exchange or NASD registration and filing fees, all fees and expenses of complying with all applicable federal and state securities laws and "blue sky" laws (including the reasonable fees and disbursements of underwriters, counsel in connection with blue sky qualifications and NASD filings), all fees and expenses of the transfer agent and registrar for the Registrable Securities, all printing expenses, and the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits and/or "cold comfort" letters required by or incident to such performance and compliance, but excluding fees and expenses of counsel to holders of Registrable Securities and underwriting discounts and commissions and applicable transfer and documentary stamp taxes, if any, which shall be borne by the seller of the securities in all cases.

         "Sale" shall have the meaning assigned to such term in Section 4.2(b).

         "SEC" shall mean the United States Securities and Exchange Commission, and any other or successor agency performing the functions thereof at any time.

         "Securities" shall mean the issued and outstanding Capital Stock and/or Stock Rights of the Company.

         "Securities Act" shall mean, as of any date, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         "Selling Stockholder" shall have the meaning assigned to such term in
Section 4.1(a).

         "Significant Subsidiary" shall mean any direct or indirect Subsidiary of the Company which individually either (a) contributed twenty (20%) percent or more to the consolidated net income before taxes of the Company and its consolidated Subsidiaries, or (b) represented twenty (20%) percent or more of the consolidated assets of the Company and its consolidated Subsidiaries, in each case, as at the end of the most recent fiscal year of the Company and its consolidated Subsidiaries.

         "Stock" shall mean with respect to the Company, Capital Stock of the Company of any class or classes the holders of which are ordinarily (and not only upon the happening of a contingency) entitled to vote for the election of members of the Board of Directors (or Persons performing similar functions) of the Company, including, without limitation, the Common Stock.

         "Stockholder" shall mean any one of Stockholders named in the introductory paragraph hereof, any of their respective Permitted Transferees owning Stock or Stock Rights from time to time, and any other Person who acquires Stock or Stock Rights and becomes a party to or otherwise bound by the provisions of this Agreement in accordance with the terms hereof. A list of the Stockholders and the number of shares of Stock or Stock Rights owned by each of them, as of the Effective Date, is attached hereto as SCHEDULE 1.

         "Stockholder Group" shall mean the individual or collective reference to (a) the Majority Stockholders or (b) the Minority Stockholders, as the case may be.

         "Stock Rights" shall mean at any time the individual and collective reference to all warrants, options, convertible notes, convertible Preferred Stock and other rights outstanding at such time to convert into, exchange for, purchase or otherwise acquire shares of Common Stock of the Company, whether or not such warrants, options, notes, Preferred Stock or other rights are exercisable or convertible at such time; it being understood that the term Stock Rights shall mean and include the Warrants issued to the Minority Stockholders on the Effective Date as provided for in Section 7.1 hereof.

         "Subsidiary" shall mean, as to any Person, a corporation, partnership, limited liability company or similar entity of which (a) a majority of the outstanding shares of voting Capital Stock, limited liability company interests, or other similar securities are at the time owned, directly or indirectly through one or more intermediaries, or both, by such Person, or (b) such Person is the general partner or managing member (or performs a role similar to a general partner or managing member).

         "Tag-Along Offeree" shall have the meaning assigned to such term in
Section 4.2(b).

         "Transfer" shall, for the purposes of Articles III and IV hereof, have the meaning assigned to such term in Section 3.1.

         "Underwritten Offering" shall mean a Public Offering pursuant to a firm commitment underwriting.

                        ARTICLE II. CORPORATE GOVERNANCE

            SECTION 2.1. BOARD OF DIRECTORS.

            (a) The Stockholders hereby agree that, from time to time hereafter until the consummation of a Qualified Public Offering or Fundamental Transaction, the Stockholders shall take all such actions as may be necessary or appropriate to cause the Persons described below to be elected or re-elected as the members of the Board of Directors and to be maintained in such positions at all times:

                  (i) for so long as the Minority Stockholders shall own Stock Rights or other Securities representing in excess of ten percent (10%) of the Fully Diluted Common Stock, one (1) individual designated by the Minority Stockholders (the "Minority Stockholders Designee"); PROVIDED, that in lieu of designating one member of the Board of Directors, the Minority Stockholders may designate one Person to act as an observer and attend all regular and special meetings of the Board of Directors and its committees as an invited non-voting guest.

            (b) Each Stockholder hereby agrees that, at all times after the Effective Date and prior to the consummation of a Qualified Public Offering or Fundamental Transaction, such Stockholder will vote all shares of Stock owned or held of record by him or it, at each annual or special meeting of Stockholders of the Company at which directors of the Company are to be elected, in favor of, or take all actions by written consent in lieu of any such meeting as are necessary to cause, the election or re-election as a member of the Board of Directors of those Persons described in Section 2.1(a), and to otherwise effect the intent of the provisions of Section 2.1(a). The Stockholders and the Company agree that the Company shall not recognize any action taken by a Stockholder in violation of Section 2.1(a).

            SECTION 2.2. REMOVAL OF DIRECTORS.
            If, as to a director designated pursuant to Section 2.1(a), either
(a) during such director's term as director the Stockholder Group or Stockholder(s) which designated such director requests by written notice to the other Stockholders that such director be removed; or (b) is no longer entitled to be designated by the Stockholder Group or Stockholder(s) previously designating such director pursuant to Section 2.1(a), then in any such event such director shall be removed upon the affirmative vote of the Stockholder Group which designated such director, and as ratified by the affirmative vote of the holders of a majority of the outstanding shares of Stock. Each Stockholder hereby agrees promptly to vote all shares of Stock owned or held of record by him, her or it and to take all such other actions as may be necessary or appropriate to effect such removal.

                      ARTICLE III. TRANSFERS OF SECURITIES.

            SECTION 3.1. RESTRICTIONS ON TRANSFER.
            Each of the Stockholders agrees that it will not directly or indirectly offer, sell, transfer, assign, or otherwise dispose of, or make any exchange, gift, assignment or pledge of any legal or beneficial interest in (collectively, for purposes of Articles III and IV hereof only, a "Transfer") any Securities prior to the consummation of a Fundamental Transaction, or a Qualified Public Offering, except (a) in the public markets through Rule 144,
(b) as provided in Section 3.2, or (c) in accordance with the requirements of
Article IV.

            SECTION 3.2. EXCEPTIONS TO RESTRICTIONS.
            The provisions of Section 3.1 shall not apply to any of the following Transfers:

            (a) From any Stockholder to any Affiliate of such Stockholder or to any other member of the Stockholder Group in which such Stockholder is a member (and/or, in the case of Minority Stockholders, SAAB AB or any Affiliate of such Person) and which assumes in writing the obligations hereunder of a Stockholder (whereupon such transferee shall for all purposes of this Agreement be deemed a "Permitted Transferee" of and a member of the same Stockholder Group as the transferor of the subject Securities);

            (b) By any Stockholder in a transaction effected in compliance with
Section 4.1 hereof;

            (c) Pursuant to any registration statement filed and in effect under the Securities Act in connection with a Qualified Public Offering; and

            (d) Pursuant to any Fundamental Transaction, provided the provisions of Article IV hereof have been satisfied.

            SECTION 3.3. LEGENDING OF CERTIFICATES.

            (a) In addition to any other legend which the Company may reasonably deem advisable under the Securities Act and applicable state securities laws, the certificates representing all Securities subject to this Agreement shall be legended at all times during the term of this Agreement as follows:

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED, GIVEN, SOLD, ASSIGNED, CONVEYED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF UNLESS SUCH GIFT, SALE, ASSIGNMENT, TRANSFER, CONVEYANCE, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS' AGREEMENT DATED AS OF SEPTEMBER 21, 2001 (AS FURTHER AMENDED, SUPPLEMENTED OR OTHERWISE MODIFIED, THE "STOCKHOLDERS AGREEMENT") BY AND AMONG THE COMPANY AND ITS STOCKHOLDERS. A COPY OF THE STOCKHOLDERS AGREEMENT IS ON FILE WITH THE SECRETARY OF THE COMPANY.

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE, ARE SUBJECT TO THE PROVISIONS (INCLUDING THE RESTRICTIONS ON TRANSFER) SET FORTH IN THE STOCKHOLDERS AGREEMENT, AND EXCEPT AS OTHERWISE PROVIDED IN THE STOCKHOLDERS' AGREEMENT, NO GIFT, SALE, ASSIGNMENT, TRANSFER, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT
         (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ALL APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS, OR (B) IF THE COMPANY HAS BEEN FURNISHED WITH AN OPINION IN FORM AND FROM COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH GIFT, SALE, ASSIGNMENT, TRANSFER, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION IS EXEMPT FROM THE PROVISIONS OF THE ACT AND THE RULES AND REGULATIONS IN EFFECT THEREUNDER AND IS NOT IN VIOLATION OF APPLICABLE STATE SECURITIES LAWS.

         THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, ACKNOWLEDGES THAT IT IS BOUND BY THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT TO THE EXTENT PROVIDED THEREIN."

            (b) Except as otherwise expressly provided in this Agreement, all certificates representing Securities now or hereafter issued to or acquired by any of the Stockholders or their successors hereunder shall bear the legend set forth above and such Securities shall be subject to the applicable provisions of this Agreement. The obligations of each Stockholder shall be binding upon each transferee to whom Securities are Transferred by such Stockholder (including, without limitation, any third party to whom Securities are Transferred pursuant to Article IV) except Securities Transferred pursuant to a Fundamental Transaction, or Qualified Public Offering. Prior to consummation of any applicable Transfer, the transferring Stockholder shall cause the transferee to execute an agreement, in form and substance reasonably satisfactory to the other parties hereto, providing that such transferee shall be bound by and shall fully comply with the terms of this Agreement.

            SECTION 3.4. IMPROPER TRANSFER.
            Any attempt to Transfer any Securities other than in accordance with this Agreement shall be null and void and neither the Company nor any transfer agent shall give any effect to such attempted Transfer in its stock records.

                      ARTICLE IV. PURCHASE AND SALE RIGHTS.

            SECTION 4.1. TRANSFERS BY STOCKHOLDERS.

            The provisions of this Section 4.1 shall, at all times, be subject to the Tag-Along provisions of Section 4.2 of this Agreement. Subject to the foregoing, it is hereby agreed as follows:

            (a) If, at any time after the Effective Date and prior to the earlier to occur of (i) a Qualified Public Offering or (ii) a Fundamental Transaction, a Stockholder (the "Selling Stockholder") receives a bona fide offer to purchase any or all of its Stock (the "Offer") from a third party (the "Offeror") which such Selling Stockholder wishes to accept, such Selling Stockholder shall cause the Offer to be reduced to writing and shall notify the Company and each of the other Stockholders in writing of its wish to accept the Offer (a "Notice of Intention to Sell"). A Notice of Intention to Sell shall contain an irrevocable offer to sell such Securities to the Company in the manner set forth below at a purchase price equal to the price contained in, and on the same terms and conditions of, the Offer, and shall be accompanied by a true copy of the Offer (which shall specify the name, business address, business telephone number and principal line(s) of business of the Offeror). At any time within twenty (20) days after the date of the receipt by the Company of a Notice of Intention to Sell (the "Company Acceptance Period"), the Company shall have the right and option to purchase all, and not less than all, of the Securities covered by the Offer either (i) at the same price and on the same terms and conditions as the Offer, or (ii) if the Offer includes any consideration other than cash, then at the sole option of the Company, at the equivalent all cash price, determined in good faith by the Board of Directors. In the event and to the extent that the Company does not elect to purchase the Securities covered by the Offer, the Company shall offer to the other Stockholders the right to purchase (on a pro-rata basis as to each Stockholder equal to that percentage of the Securities being offered for sale which shall be the same amount by which such Stockholder's ownership interest in the Fully-Diluted Common Stock of the Company bears to the number of shares of Fully-Diluted Common Stock held by all Stockholders, other than the Selling Stockholder) all of the remaining Securities subject to the Offer. This Section 4.1(a) does not apply in the event of Qualified Public Offering or Fundamental Transaction.

            (b) If effective acceptances shall not be received by the expiration of the Company Acceptance Period pursuant to Section 4.1(a) above in respect of all of the Stock subject thereto, then the Selling Stockholder may, during the succeeding sixty (60) day period, sell any or all of the Stock covered by the Offer (and the Notice of Intention to Sell) to the Offeror at a price and on terms no less favorable to the Selling Stockholder than those contained in the Offer (and the Notice of Intention to Sell). Promptly after such sale, the Selling Stockholder shall notify the Company of the consummation thereof and shall furnish such evidence of the completion and time of completion of such sale and of the terms thereof as may reasonably be requested by the Company. If, at the end of sixty (60) days following the expiration of the Company Acceptance Period, the Selling Stockholder has not completed the sale of such Stock as aforesaid, such Selling Stockholder shall notify Company and all Shareholders in writing within seven (7) days of the failure of such sale, and all of the then-applicable restrictions on Transfer contained in this Agreement shall again be in effect with respect to such Stock

            (c) The closing of the sale and delivery of instruments representing securities to be purchased and sold pursuant to paragraphs (a) and (b), and payment therefor, shall be held (i) if the Company has elected to purchase all of the Stock eligible to be purchased by the Company, at the principal offices of the Company not less than ten (10) days or more than thirty (30) days after the date on which the Selling Stockholder receives notification that the Company intends to purchase all of such Stock, and (ii) in all other cases, at such place as shall be agreed upon by the Selling Stockholder and the Offeror within the sixty (60) day period provided in Section 4.1(b) above. Any payment shall be made by wire transfer of immediately available funds or by delivery of a certified bank check or checks in the appropriate amount (and any such non-cash consideration to be paid) to the Selling Stockholder (or such Selling Stockholder's legal representative, as the case may be), against delivery to the party purchasing such Stock of a certificate or instrument representing the Stock so purchased, duly endorsed for transfer to such party or accompanied by a stock transfer power duly endorsed for transfer, with all signatures guaranteed and all requisite stock transfer taxes paid and stamps affixed.

            SECTION 4.2. TAG-ALONG RIGHT TO JOIN IN SALE.

            (a) If any of the Majority Stockholders at any time propose to Transfer any Securities, in each case in any single transaction or series of related transactions constituting a Fundamental Transaction, such Majority Stockholder(s) shall refrain from effecting such Fundamental Transaction unless, prior to the consummation thereof, each other Stockholder (including other Majority Stockholders, if applicable) shall have been afforded the opportunity to join in such sale on a pro rata basis, as hereinafter provided, provided that this Section 4.2 shall not apply to (A) a Transfer permitted pursuant to Section
3.2 hereof, (B) a Transfer to the Company or any other Stockholder pursuant to
Section 4.1 hereof or (C) a Transfer by a Majority Stockholder to any other Majority Stockholder or other member of such Stockholder Group.

            (b) Prior to consummation of any proposed Transfer (a "Sale") of Securities described in Section 4.2(a) (other than in a transaction not subject to this Section 4.2 by virtue of the proviso in Section 4.2(a)), the Majority Stockholder shall cause the Person or group that proposes to acquire such Securities (the "Proposed Purchaser") to offer (the "Purchase Offer") in writing to each other Stockholder (each, a "Tag-Along Offeree") to purchase Securities owned or obtainable through the exercise of Stock Rights by such Tag-Along Offeree which are the same type, class or series proposed to be sold by the Majority Stockholder, such that the sum of the amount of Securities so offered to be purchased from such Tag-Along Offeree shall be equal to the product obtained by multiplying the aggregate amount of Securities of such type, class or series proposed to be purchased by the Proposed Purchaser from the Transferring Majority Stockholder by a fraction, the numerator of which is the number of shares of Fully Diluted Common Stock then owned by such Tag-Along Offeree, and the denominator of which is the aggregate number of shares of Fully Diluted Common Stock then owned by all Tag-Along Offerees and the Transferring Majority Stockholder. Such purchase shall be made at the price per share and on such other terms and conditions as the Proposed Purchaser has offered to purchase each type, class or series of Securities to be sold by the Transferring Majority Stockholder, each Tag-Along Offeree shall have twenty (20) calendar days from the date of receipt of the Purchase Offer in which to accept such Purchase Offer, and the closing of such purchase shall occur at the same time as the Closing of the Sale. The amount of Securities of each type, class or series to be sold to the Proposed Purchaser by the Transferring Majority Stockholder shall be reduced by the aggregate amount of Securities of such type, class or series purchased by the Proposed Purchaser from the Tag-Along Offerees pursuant to the acceptance by them of Purchase Offers in accordance with the provisions of this Section 4.2(b). In the event that a Transfer subject to this Section 4.2 is to be made to a Proposed Purchaser who is not a Stockholder, the Transferring Majority Stockholder shall notify the Proposed Purchaser that the Transfer is subject to this Section 4.2 and shall ensure that no Transfer is consummated without the Proposed Purchaser first complying with this Section 4.2. It shall be the responsibility of each Transferring

Majority Stockholder to determine whether any transaction to which it is a party is subject to this Section 4.2.

                         ARTICLE V. REGISTRATION RIGHTS.

            SECTION 5.1. PIGGYBACK REGISTRATIONS.

            The provisions of this Article V shall be applicable only after the expiration of twelve (12) months following the first closing held in a Public Offering by the Company.

            (a) If the Company at any time proposes to register any of its Securities under the Securities Act (other than a registration on Form S-4 or S-8 or any successor or similar forms thereto, in respect of mergers, acquisitions or business combinations, or in respect of option plans, benefit plans or other compensation arrangements), whether or not for sale for its own account, on a form and in a manner that would permit registration of Registrable Securities for sale to the public under the Securities Act, it will promptly give written notice to all holders of Registrable Securities and Stock Rights of its intention to do so, describing such Securities and specifying the form and manner and the other relevant facts involved in such proposed registration (including, without limitation, (i) whether or not such registration will be in connection with an Underwritten Offering of Registrable Securities and, if so, the identity of the managing underwriter(s) and whether such offering will be pursuant to a "best efforts" or "firm commitment" underwriting, and (ii) the price (net of any underwriting commissions, discounts and the like) at which the Registrable Securities are reasonably expected to be sold) if such disclosure is acceptable to the managing underwriter(s). Upon the written request of any such holder delivered to the Company within thirty (30) days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such holder and the intended method of disposition thereof), the Company will use its reasonable best efforts to effect the registration under the Securities Act of all of the Registrable Securities that the Company has been so requested to register; provided, however, that:

                           (i) If, at any time after giving such written notice of its intention to register any Securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register such Securities, the Company may, at its election, give written notice of such determination to each holder of Registrable Securities who made a request as provided herein and thereupon the Company shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith);

                           (ii) If such registration involves an Underwritten Offering, all holders of Registrable Securities requesting some or all of their Registrable Securities to be included in the Company's registration must sell that portion of their Registrable Securities to the underwriters selected by the Company on the same terms and conditions as apply to the Company or to the Person on whose request such registration was effected.

            (b) The Company shall not be obligated to effect any registration of Registrable Securities under this Section 5.1 incidental to the registration of any of its Securities in connection with mergers, consolidations, amalgamations or other business combinations, acquisitions by purchase or otherwise of all or a material portion of the business or assets of, or stock or other evidences of beneficial ownership of, any Person, exchange offers, dividend reinvestment plans or stock option or other employee benefit or compensation plans.

            (c) The Registration Expenses incurred in connection with each registration of Registrable Securities requested pursuant to this Section 5.1 shall be paid by the Company.

            (d) (i) Subject to Section 5.1(d)(ii), if a registration pursuant to this Section 5.1 involves an Underwritten Offering and the managing underwriter(s) advises the Company that, in its opinion, the number of securities proposed to be included in such registration should be limited due to market conditions, then the Company will include in such registration (A) first, the securities the Company proposes to sell, and (B) second, the number of shares of Common Stock requested to be included in such registration that, in the opinion of such managing underwriter(s), can be sold without materially adversely affecting the subject Underwritten Offering, such amount to be allocated ratably among all such requesting holders on the basis of the relative number of shares of Common Stock each such holder has requested to be included in such registration.

                           (ii) If a registration pursuant to this Section 5.1 involves an initial Public Offering and the managing underwriter(s) advises the Company that, in its opinion, it is not advisable (due to potential material adverse impact on such Public Offering, or for any other good faith reason) for some or all of the shares of Common Stock requested to be included in such registration by holders of Registrable Securities to be included in such registration, then (A) if the managing underwriter has advised that some of the requested shares nonetheless may be included, the number of requested shares included in such registration shall be reduced accordingly (with the amount of such reduction allocated ratably among all such requesting holders on the basis of the relative number of shares of Common Stock each such holder has requested to be included in such registration), or (B) if the managing underwriter has advised that none of the requested shares should be included in the registration, no shares of Common Stock requested by such requesting holders shall be included in the registration.

            (e) In connection with any Underwritten Offering with respect to which holders of Registrable Securities shall have requested registration pursuant to this Section 5.2, the Company shall have the right to select the managing underwriter(s) with respect to the offering.

            SECTION 5.2. REGISTRATION PROCEDURES.

            (a) If and whenever the Company is required to use its reasonable best efforts to effect or cause the registration of any Registrable Securities under the Securities Act as provided in Section 5.1, the Company will, as expeditiously as possible:

                           (i) Prepare and, in any event within sixty (60) calendar days after the end of the period within which requests for registration may be given to the Company, file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become and remain effective, provided that the Company may discontinue any registration of Securities that is being effected pursuant to Section
         5.1 at any time prior to the effective date of the registration statement relating thereto.

                           (ii) Prepare and file with the SEC such amendments (including post-effective amendments) and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than nine (9) months and to comply with the provisions of the Securities Act with respect to the disposition of all Securities covered by such registration statement during such period in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement, provided, that before filing a registration statement or prospectus relating to the sale of Registrable Securities, or any amendments or supplements thereto, the Company will furnish to counsel and to each holder of Registrable Securities covered by such registration statement or prospectus, copies of all documents proposed to be filed, which documents will be subject to the review of such counsel with respect to matters relating to or affecting the holders of Registrable Securities covered by such registration statement or prospectus, and the Company will give reasonable consideration in good faith to any comments of such counsel.

                           (iii) Furnish to each holder of Registrable
         Securities covered by the registration statement and to each underwriter, if any, of such Registrable Securities, such number of copies of a prospectus and preliminary prospectus for delivery in conformity with the requirements of the Securities Act, and such other documents, as such Person may reasonably request, in order to facilitate the public sale or other disposition of the Registrable Securities.

                           (iv) Use its best efforts to register or qualify such Registrable Securities covered by such registration statement under such other securities or "blue sky" laws of such jurisdictions as each seller shall reasonably request, unless an exemption is available, and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller, except that the Company shall not for any such purpose be required (A) to qualify to do business as a foreign corporation in any jurisdiction where, but for the requirements of this Section 5.2(a)(iv), it is not then so qualified, (B) to subject itself to taxation in any such jurisdiction, or (C) to take any action which would subject it to general or unlimited service of process in any such jurisdiction where it is not then so subject.

                           (v) Use its best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities.

                           (vi) Immediately notify each seller of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act within the period mentioned in Section 5.2(a)(ii), if the Company becomes aware that the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and, at the request of any such seller, deliver a reasonable number of copies of an amended or supplemented prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

                           (vii) Otherwise use its best efforts to comply with all applicable rules and regulations of the SEC and make generally available to its security holders, in each case as soon as practicable, but not later than forty-five (45) calendar days after the close of the period covered thereby (ninety (90) calendar days in case the period covered corresponds to a fiscal year of the Company), an earnings statement of the Company which will satisfy the provisions of Section

         11(a) of the Securities Act.

                           (viii) Use its best efforts to list such Registrable Securities on each securities exchange or electronic quotation medium on which Securities of the same type, class or series are then listed.

                           (ix) In the event that the offering is an Underwritten Offering, use its best efforts to obtain a "cold comfort" letter from the independent public accountants for the Company in customary form and covering such matters of the type customarily covered by such letters, as any Stockholder may reasonably request if Registrable Securities of such Stockholder are being registered, in order to effect an underwritten public offering of such Registrable Securities.

                           (x) Execute and deliver all instruments and documents (including, in an Underwritten Offering, an underwriting agreement in customary form) and take such other actions and obtain such certificates and opinions as any Stockholder may reasonably request if Registrable Securities of such Stockholder are being registered in order to effect an underwritten public offering of such Registrable Securities.

                           (xi) Make available for inspection by the seller of such Registrable Securities covered by such registration statement, by any underwriter participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by any such seller or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement.

                           (xii) Obtain for delivery to the underwriter(s) or agent(s) an opinion or opinions from counsel for the Company in customary form and in form and scope reasonably satisfactory to such underwriter(s) or agent(s) and their counsel.

            (b) Each holder of Registrable Securities will, upon receipt of any notice from the Company of the happening of any event of the kind described in
Section 5.2(a)(vi), forthwith discontinue disposition of the Registrable Securities pursuant to the registration statement and prospectus covering such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 5.2(a)(vi).

            (c) If a registration pursuant to or described in Section 5.1 involves an Underwritten Offering, each holder of Registrable Securities agrees, whether or not such holder's Registrable Securities are included in such registration, not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of any Registrable Securities, or of any security convertible into or exchangeable or exercisable for any Registrable Securities (other than as part of such Underwritten Offering), without the consent of the managing underwriter(s), during a period commencing seven (7) calendar days before and ending one hundred eighty (180) calendar days (or such lesser number as the managing underwriter(s) shall designate, but in no event for a period longer than the shortest period agreed to by any Stockholder) after the effective date of such registration.

            (d) If a registration pursuant to or described in Section 5.1 involves an Underwritten Offering, the Company agrees, if so required by the managing underwriter(s), not to effect any public sale or distribution of any of its Securities during a period commencing seven (7) calendar days before and ending one hundred eighty (180) calendar days (or such lesser number as the managing underwriter(s) shall designate) after the effective date of such registration, except for such Underwritten Offering or except in connection with a stock option plan, stock purchase plan, savings or similar plan, or an acquisition, merger or exchange offer.

            (e) If a registration pursuant to or described in Section 5.1 involves an Underwritten Offering, any holder of Registrable Securities requesting to be included in such registration may elect, in writing, prior to the effective date of the registration statement filed in connection with such registration, not to register any or all of such securities in connection with such registration (unless such holder previously has agreed with the Company or the managing underwriter(s) not to so elect).

            (f) It is understood that, in any Underwritten Offering, in addition to any Securities (the "Initial Shares") the underwriters have committed to purchase, the underwriting agreement may grant the underwriters an option to purchase up to a number of additional securities (the "Option Shares") equal to fifteen percent (15%) of the Initial Shares (or such other maximum amount as the NASD may then permit), solely to cover overallotments. Securities proposed to be sold by the Company and the other sellers shall be allocated between Initial Shares and Option Shares as agreed or, in the absence of agreement, ratably among the Company and all such sellers on the basis of the relative number of shares to be included by each in such registration.

            SECTION 5.3. INDEMNIFICATION.

            (a) In the event of any registration of any securities of the Company under the Securities Act pursuant to Section 5.1, the Company will, and it hereby agrees to, indemnify and hold harmless, to the extent permitted by law, each seller of any Registrable Securities covered by such registration statement, each Affiliate of such seller and their respective directors, officers, employees and agents or general and limited partners (and directors, officers, employees and agents thereof) and, if such seller is a portfolio or investment fund, its investment advisors or agents, each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such seller or any such underwriter within the meaning of the Securities Act, as follows:

                           (i) against any and all loss, liability, claim, damage or expense whatsoever arising out of or based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement (or any amendment or supplement thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of an untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus or prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary in order to make the statements therein not misleading;

                           (ii) against any and all loss, liability, claim, damage and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

                           (iii) against any and all expenses reasonably incurred by them in connection with investigating, preparing or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission to the extent that any such expense is not paid under subparagraph (i) or
         (ii) above.

Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any such director, officer, employee, agent, general or limited partner, investment advisor or agent, underwriter or controlling Person and shall survive the transfer of such securities by such seller.

            Notwithstanding the foregoing, the Company shall not be liable to any person described in this Section 5.3(a) in any such case to the extent that any such loss, liability, claim, damage or expense whatsoever arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement or amendment or supplement thereto or in any such preliminary, final or summary prospectus in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such person specifically stating that it is for use in the preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such person or the Company and shall survive the transfer of such securities by such seller.

            (b) The Company may require, as a condition to including any Registrable Securities in any registration statement filed in accordance with
Section 5.1, that the Company shall have received an undertaking reasonably satisfactory to it from the prospective seller of such Registrable Securities or any underwriter(s), to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 5.3(a)) the Company and its directors, officers, employees, agents and controlling Persons with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such seller or underwriter(s) specifically stating that it is for use in the preparation of such registration statement, preliminary, final or summary prospectus or amendment or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any such director, officer, employee, agent or controlling Person and shall survive the transfer of such securities by such seller. In that event, the obligations of the Company and such sellers pursuant to this Section 5.3 are to be several and not joint; provided, however, that with respect to each claim pursuant to this Section, the Company shall be liable for the full amount of such claim, and each such seller's liability under this Section 5.3 shall be limited to an amount equal to the net proceeds (after deducting the underwriting discount and expenses) received by such seller from the sale of Registrable Securities held by such seller pursuant to this Agreement.

            (c) Promptly after receipt by an indemnified party hereunder of written notice of the commencement of any action or proceeding involving a claim referred to in this Section 5.3, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to such indemnifying party of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this
Section 5.3, except to the extent (not including any such notice of an underwriter) that the indemnifying party is materially prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim (in which case the indemnifying party shall not be liable for the fees and expenses of more than one firm of counsel selected by the subject Stockholder(s), or with respect to the underwriters, more than one firm of counsel for the underwriters in connection with any one action or separate but similar or related actions), the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that it may wish with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred by such indemnifying party in connection with the defense thereof provided that the indemnifying party will not agree to any settlement without the prior consent of the indemnified party (which consent shall not be unreasonably withheld) unless such settlement requires no more than a monetary payment for which the indemnifying party agrees to indemnify the indemnified party and includes a full, unconditional and complete release of the indemnified party, provided, however, that the indemnified party shall be entitled to take control of the defense of any claim as to which, in the reasonable judgment of the indemnifying party's counsel, representation of both the indemnifying party and the indemnified party would be inappropriate under the applicable standards of professional conduct due to actual or potential differing interests between them. In the event that the indemnifying party does not assume the defense of a claim pursuant to this Section 5.3(c), the indemnified party will have the right to defend such claim by all appropriate proceedings, and will have control of such defense and proceedings, and the indemnified party shall have the right to agree to any settlement without the prior consent of the indemnifying party. Each indemnified party shall, and shall cause its legal counsel to, provide reasonable cooperation to the indemnifying party and its legal counsel in connection with its assuming the defense of any claim, including the furnishing of the indemnifying party with all papers served in such proceeding. In the event that an indemnifying party assumes the defense of an action under this
Section 5.3(c), then such indemnifying party shall, subject to the provisions of this Section 5.3, indemnify and hold harmless the indemnified party from any and all losses, claims, damages or liabilities by reason of such settlement or judgment.

            (d) The Company and each seller of Registrable Securities shall provide for the foregoing indemnity (with appropriate modifications) in any underwriting agreement with respect to any registration or other qualification of Registrable Securities under any federal or state law or regulation of any governmental authority.

            SECTION 5.4. CONTRIBUTION.
            In order to provide for just and equitable contribution in circumstances under which the indemnity contemplated by Section 5.3 is for any reason not available or insufficient for any reason to hold harmless an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, the parties required to indemnify by the terms thereof shall contribute to the aggregate losses, liabilities, claims, damages and expenses of the nature contemplated by such indemnity agreement incurred by the Company, any seller of Registrable Securities and one or more of the underwriters. In determining the amounts which the respective parties shall contribute, there shall be considered the relative benefits received by each party from the offering of the Registrable Securities by taking into account the portion of the proceeds of the offering realized by each, and the relative fault of each party by taking into account the parties' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission and any other equitable considerations appropriate under the circumstances. The Company and each Person selling securities agree with each other that no seller of Registrable Securities shall be required to contribute any amount in excess of the amount such seller would have been required to pay to an indemnified party if the indemnity under Section 5.3(b) were available. The Company and each such seller agree with each other and the underwriters of the Registrable Securities, if requested by such underwriters, that it would not be equitable if the amount of such contribution were determined by pro rata or per capita allocation (even if the underwriters were treated as one entity for such purpose) or for the underwriters' portion of such contribution to exceed the percentage that the underwriting discount bears to the initial public offering price of the Registrable Securities. For purposes of this Section 5.4, each Person, if any, who controls an underwriter within the meaning of Section 15 of the Securities Act shall have the same rights to contribution as such underwriter, and each director and each officer of the Company who signed the registration statement, and each Person, if any, who controls the Company or a seller of Registrable Securities within the meaning of Section 15 of the Securities Act shall have the same rights to contribution as the Company or a seller of Registrable Securities, as the case may be.

            SECTION 5.5. RULE 144. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any holder of Registrable Securities, make publicly available other information), and it will take such further action as any holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holder to sell shares of Registrable Securities without registration under the Securities Act in accordance with the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

            SECTION 5.6. NO INCONSISTENT AGREEMENTS.
            The Company hereby agrees that, for so long as the provisions of this Article V remain in effect, the Company will not enter into any agreements with respect to registration rights that are inconsistent with the provisions of this Article V; provided, however, that the Company may hereafter enter into (and the Stockholders hereby consent thereto) registration rights agreements pursuant to financings, which grant to Persons participating in such financing(s) registration rights which may take priority over the rights granted to the Stockholders in this Article V.

                            ARTICLE VI. TERMINATION.

            SECTION 6.1. CERTAIN TERMINATIONS.

            (a) This Agreement shall terminate in full on the date on which there occurs a Fundamental Transaction as defined in subsection (b) or (c) of the definition herein .

            (b) Notwithstanding the foregoing, and except as specifically provided elsewhere in this Agreement (including, without limitation, ongoing indemnification and contribution obligations under Article V), this Agreement shall in any event terminate with respect to any Stockholder when such Stockholder no longer owns any Securities.

            (c) The termination of this Agreement or any part hereof pursuant to this Article VI shall not relieve any party of any liability for breach thereof prior to the date of such termination.

                                   ARTICLE VII

                                 MISCELLANEOUS.

            SECTION 7.1. EFFECTIVE DATE.
            The Effective Date of this Agreement shall mean the date hereof.

            SECTION 7.2. SUCCESSORS AND ASSIGNS.
            Except as provided in Section 3.2 and as otherwise provided herein, all of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective successors and assigns of the parties hereto. No Stockholder may assign any of his or its rights hereunder to any Person other than a Permitted Transferee that has complied with all requirements set forth in this Agreement applicable to such Permitted Transferee. Except as expressly provided herein, the Company may not assign any of its rights hereunder to any Person. If any Permitted Transferee of any Stockholder shall acquire any Securities in any manner, whether by operation of law or otherwise, such Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Securities such Person shall be entitled to receive the benefits of and be conclusively deemed to have agreed to be bound by and to comply with all of the terms and provisions of this Agreement.

                  SECTION 7.3  RECAPITALIZATIONS, EXCHANGES, ETC., AFFECTING
                               THE SECURITIES.
                  The provisions of this Agreement shall apply to the full extent set forth herein with respect to the Securities, and to any and all equity or debt securities of the Company or any successors or assigns of the Company (whether by merger, consolidation, sale of assets, or otherwise) which may be issued in respect of, in exchange for, or in substitution of, such Securities or equity or debt securities, and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, reclassifications, recapitalizations, reorganizations and the like occurring after the date hereof.

            SECTION 7.4. ADDITIONAL STOCKHOLDERS.

            (a) If the Company shall at any time issue, grant, sell or otherwise transfer any Securities to any employee, officer or director, or any Affiliate of any employee, officer or director, of the Company or its Affiliates, then, prior to such issuance, if requested by the Company or the Minority Stockholders, such employee, officer or director and his/her Affiliates (if applicable) will become a party to this Agreement pursuant to a written instrument in form and substance reasonably satisfactory to such person(s). Upon execution of such instrument, such Person shall have all of the rights and obligations of a Stockholder hereunder, except as and to the extent otherwise provided by the Company in the issuance, grant, sale or other transfer of Securities to such person(s).

            (b) Each Stockholder which is a party hereto agrees to execute any amendment, supplement, amendment and restatement, or other modification of this Agreement providing for the rights, privileges and obligations of any person to whom the Company may issue, grant, sell or otherwise transfer Securities in the future on such terms as the Board shall determine, provided that such terms do not adversely affect the current Stockholders.

            SECTION 7.5 COUNTERPARTS.
            This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            SECTION 7.6 SEVERABILITY.
            If any provision of this Agreement is held invalid or unenforceable, either in its entirety or by virtue of its scope or application to given circumstances, such provision shall thereupon be deemed modified only to the extent necessary to render same valid, or not applicable to given circumstances, or excised from this Agreement, as the situation may require; and this Agreement shall be construed and enforced as if such provision had been included as so modified in scope or application, or had not been included herein, as the case may be.

            SECTION 7.7 MISCELLANEOUS

            (a) Effect of Headings.

         The Section headings and captions used in this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of the provisions hereof.

            (b) Entire Agreement; Waiver.

     This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof, and supersedes all prior agreements or understandings as to such subject matter. No party hereto has made any representation or warranty or given any covenant to the other except as set forth in this Agreement. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

            (c) Counterparts.

     This Agreement shall be executed simultaneously in two original counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            (d) Parties in Interest.

     Nothing in this Agreement, whether expressed or implied, is intended to nor will it confer any rights or remedies under or by reason of this Agreement on any persons other than the parties hereto and their respective permitted successors and permitted assigns, nor is anything in this Agreement intended to relieve, or discharge the obligations or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement.

            (e) Notices.

     All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service or facsimile transmission, if served personally or by facsimile transmission, on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom such notice is to be given by registered or certified mail, postage prepaid, and properly addressed as follows:

                (i)   If to any or all of the Minority Stockholders:

                Celsius, Inc.
                1800 Diagonal Road, No. 230
                Alexandria, Virginia 22314-2850
                Attention: Christer Persson, President and CEO
                Facsimile No. (703) 549-8536.

            with a  copy to:

                Wiggin & Dana LLP
                One Century Tower
                P.O. Box 1832
                New Haven, Connecticut 06508-1832
                Attn:  Terry Jones, Esq.
                Facsimile No. (203) 782-2889

                (ii)  If to any or all of the LLC:

                Minnesota ASE, LLC

                222 South 9th Street, Suite 3000
                Minneapolis, Minnesota 55402
                Attn: Laurance E. Gamst

            with a copy to:

                Winthrop & Weinstine, P.A.
                3000 Dain Rauscher Plaza
                60 South Sixth Street
                Minneapolis, Minnesota 55402
                Attn: Richard A. Hoel

or to such other address and/or facsimile number as any party shall have specified by notice in writing to the other party.

            (f) Amendments and Modifications.

            No amendment or modification of this Agreement shall be valid unless made in writing and signed by the party to be charged therewith.

            (g) Binding Effect; Assignment.

            Except as otherwise provided herein, neither this Agreement, nor any of the rights or obligations of the parties hereunder, shall be assignable by any party hereto (except by operation of law) without the prior written consent of the other parties hereto. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

            (h) Governing Law.

            This Agreement shall be construed and interpreted and the rights granted herein governed in accordance with the laws of the State of Delaware, without giving effect to conflicts of laws.

            (i) Enforcement of Agreement.

            In the event that any party hereto shall be required to take any action, at law or in equity, to enforce any of the provisions of this Agreement, such party shall be entitled to be reimbursed for any costs or expenses, including reasonable attorney's fees, incurred in connection with such enforcement of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

                                     CELSIUS, INC.


                                     By:
                                        ------------------------------------
                                        Name:
                                        Title:

                                     MINNESOTA ASE, LLC


                                     By:
                                        ------------------------------------
                                        Name:
                                        Title:

                                   SCHEDULE 1
                              INITIAL STOCKHOLDERS
                              --------------------

                                                                                                   % OF FULLY
                                                                                STOCK RIGHTS         DILUTED
                STOCKHOLDER             TYPE AND AMOUNT OF SECURITIES OWNED        OWNED            OWNERSHIP
                -----------            ------------------------------------     ------------      ------------
               Celsius, Inc.          1,277,073 Shares of Common Stock of ASE       Direct             29%
             Minnesota ASE, LLC       2,245,000 Shares of Common Stock of ASE       Direct             51%
                                                   ------------                                   ------------
           TOTAL:                                    3,522,073                                         80%
           -----                                     =========                                         ===


                                    EXHIBIT G
                                    ---------

                             OUTSTANDING GUARANTEES
                             ----------------------


       NAME                           TYPE                 AMOUNT (USD)                  EXPIRY
       ----                           ----                 ------------                  ------
  CIRA (ITALY)             PERFORMANCE GUARANTEE               208,715          JUNE 30, 2001
  ------------             ---------------------               -------          -------------
  SRT (SWISS AIR)          PERFORMANCE GUARANTEE               277,500          FEB. 28, 2002
  ---------------          ---------------------               -------          -------------
  DSO SINGAPORE            ADVANCE PAYMENT BOND              3,491,700          FEB. 15, 2003
  -------------            --------------------              ---------          -------------
  MTU                      BID BOND LOC                        600,000          DECEMBER 20, 2001
  ---                      ------------                        -------          -----------------
  CSIST                    BID BOND                             90,000          AUGUST 30, 2001
  -----                    --------                             ------          ---------------
  DSO SINGAPORE            PERFORMANCE BOND                  1,163,900          JANUARY 31, 2005
  -------------            ----------------                  ---------          ----------------
  CSIST                    PERFORMANCE GUARANTEE               128,500          NOVEMBER 30, 2003
  -----                    ---------------------               -------          -----------------
